UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

☒	ANNUAL REPORT PURSUANT TO REGULATION A

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended December 31, 2023

HIRO SYSTEMS PBC

(Exact name of issuer as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification number)

101 W. 23rd Street, Suite 224

New York, NY 10011

(Address of Principal Executive Offices)

(646) 222-4811

(Registrant’s Telephone Number, Including Area Code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report on Form 1-K (the “annual report”), references to “we,” “us,” “our,” or the “Company” mean Hiro Systems PBC. The term “Hiro” refers to us and our affiliates. This Annual Report contains “forward-looking” statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our financial statements and future filings with the Securities and Exchange Commission (“SEC”). These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations and financial condition include, but are not limited to, the risk factors contained in our Offering Circular on Form 1-A, dated July 10, 2019,as amended and supplemented from time to time (the “Offering Circular”), as well as uncertainty in the financial markets more generally and the crypto markets specifically.

Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

As required by the applicable rules and regulations promulgated by the SEC, the information contained in this annual report, including the business description and financial statements, relates primarily to the business of Hiro. It does not significantly relate to the Stacks Tokens, Stacks Blockchain or Stacks ecosystem, except to the limited extent that Hiro, like others, creates development tools for use on the Stacks Blockchain. Hiro believes it no longer plays a significant role in the Stacks ecosystem, and Hiro believes it has no unique control over or unique ability to influence the Stacks ecosystem. Among other things, Hiro is not a Stacks Token miner, Hiro cannot issue new Stacks Tokens or cause new Stacks Tokens to be issued, and Hiro cannot change the code governing the Stacks Blockchain. Hiro also believes that Stacks Token holders are not relying on, and reasonably cannot and should not rely on, Hiro to provide managerial or entrepreneurial efforts that will increase the value of the Stacks Tokens.

Following the January 20, 2021 approval by Hiro’s Board of Directors of the decision of management to no longer treat the Stacks Tokens (or “tokens”) as investment contracts that are securities under the federal securities laws, Hiro believes that it is no longer required to file reports pursuant to Regulation A with the SEC. Therefore, Hiro reserves the right to cease the filing of such reports at any time (see Hiro’s Form 1-U filed with the SEC on January 20, 2021 and the sections “Item 1. Business—Securities Status of Stacks Tokens” and “Item 1. Business—Securities Act Considerations” below).

Item 1.	Business

Corporate History

We are a Delaware public benefit corporation that was founded in 2013. We build applications and developer tools for the Stacks and Bitcoin blockchains.

Public benefit corporations are required by law to create a general public benefit through a material, positive impact on society. Public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote. They are also required to disclose to their shareholders at least biennially a report that assesses their public benefit performance, and may elect to measure that performance against an objective third-party standard. Our public benefit is to enable an open, decentralized internet which will benefit all internet users by giving them more control over information and computation. Being a public benefit corporation underscores Hiro’s commitment to its purpose and its stakeholders, including our stockholders, and users of the Bitcoin and Stacks networks as well as other decentralized networks.

Prior to January 2021, we developed and commercialized an open-source peer-to-peer network using blockchain technologies to build a network for decentralized applications, which we refer to in this Annual Report as the “Stacks network” and “Stacks Blockchain”. In January 2021, Hiro announced the release and adoption of Stacks Blockchain 2.0.

Our Strategy

Hiro is focused on building tools to enable developers of decentralized applications and software products to test and deploy smart contracts and applications on top of the Stacks Blockchain and Bitcoin blockchain. These tools are marketed to developers who are building smart contracts and applications for the Stacks Blockchain and the Bitcoin blockchain. In 2023, Hiro launched a hosted platform that integrates with a portfolio of tools and services developers require to build smart contracts and applications. The Hiro platform will prioritize developer growth over monetization, but we anticipate a “free and premium” business model for this platform, with paid tiers or features based on usage or support.

Developers that we serve need reliable and performant data to build best-in-class applications on Bitcoin, Stacks, and other Bitcoin Layer 2 networks. We work closely with developers to understand the needs of their users and applications. Our leading suite of solutions include the Bitcoin Ordinals Application Programming Interface (“API”), Stacks Blockchain API, the Hiro platform, and Bitcoin Ordinals and Stacks Explorers. We have seen continued growth in our offerings, and by enabling developers with foundational data and tooling, applications can provide robust products and experiences to their users.

Stacks Blockchain

Hiro substantially completed the coding of Stacks Blockchain 2.0 on December 15, 2020. After further testing by both Hiro and independent miners and developers in the community, independent miners triggered the launch of Stacks Blockchain 2.0 on January 10, 2021. This launch set in motion a sequence of interactions with the Bitcoin blockchain, on which all transactions of Stacks Blockchain 1.0 was written; first, a 500 block countdown commenced, after which the first block of the new Stacks Blockchain 2.0 was created by taking a “snapshot” of the Stacks Blockchain as it existed as of that Bitcoin block. This snapshot was taken on January 12, 2021, and it was then imported into all nodes that would run the new Stacks Blockchain 2.0, which took another 300 Bitcoin blocks to complete, during which time no Stacks-related transactions were processed. On January 14, 2021, at a time when the Bitcoin blockchain had reached a “block height” of 666050 (800 blocks after the process commenced), Stacks Blockchain 2.0 went live and was mined by independent miners, who began to add new blocks to it. Stacks Blockchain 2.0 was a major upgrade to the Stacks network adding functionalities such as Proof of Transfer (“PoX”), Stacking, and the ability to build apps and smart contracts on the Bitcoin blockchain.

The Stacks Blockchain software remains open source. The Stacks Blockchain software is operated by independent miners on the network who follow the consensus protocol rules to write new blocks. Making any changes or upgrades to the protocol rules requires adoption by (i) miners on the Stacks Blockchain indicated by an upgrade of their software and (ii) the users of the Stacks Blockchain and participants in the Stacks ecosystem as shown by their use of the upgraded blockchain. Numerous independent developers have and continue to contribute to the various Stacks Blockchain-related code repositories.

Any changes to the Stacks Blockchain may be proposed by third parties, and such proposals may gain traction and be implemented without Hiro’s approval. None of Hiro, the holders of the Stacks Tokens, the native cryptocurrency of the Stacks network, nor any other party have any contractual rights to block, approve, mandate or vote on any modification proposed by any party including Hiro.

In December 2022, open-source contributors to the Stacks Blockchain proposed an upgrade to the consensus and technical design of the Stacks Blockchain, the Nakamoto Release, that will, upon community approval at certain thresholds, go live in mid-2024. Third party contributors continue to actively participate through proposals and development of the Stacks Blockchain. From time to time, developers at Hiro contribute open-source code to the Bitcoin protocol, Stacks network and the Nakamoto Release, and other decentralized, open source protocols, where aligned with our commercial interests and mission as a public benefit corporation.

Securities Status of Stacks Tokens

Following the release and adoption of Stacks Blockchain 2.0 on January 20, 2021, the management of Hiro (“Management”), presented to the Board of Directors (the “Board”) its recommendation that, following the adoption of Stacks Blockchain 2.0 by the Stacks mining community, Hiro was no longer in the position of providing, and will no longer be able to provide, essential managerial services to the Stacks Blockchain under SEC v. W. J. Howey Co. (the “Howey test”), and it was therefore no longer necessary for Hiro to treat the Stacks Tokens as securities.

Based on the guidance of relevant legal and regulatory standards and in consultation with legal counsel and regulatory authorities, including the SEC, the Board determined that the Company was no longer in the position of providing, and would no longer be able to provide, essential managerial services to the Stacks Blockchain, and purchasers of Stacks Tokens reasonably could not expect Hiro to carry out essential managerial or entrepreneurial efforts. Accordingly, on the same day, the Board voted to approve the recommendation of Management.

Development of the Business

Below is a summary of other material developments in our business over the previous three years:

Strategic Investments through Sidebar Labs, LLC

Hiro occasionally makes investments in companies building on Bitcoin and the Stacks networks through a wholly-owned subsidiary, Sidebar Labs, LLC f/k/a Blockstack Signature Fund 1, LLC (“Sidebar Labs”), whose structure is described further under “ —Hiro Corporate Structure—Sidebar Labs, LLC.” As of December 31, 2023, Hiro has invested in various startup companies. These investments are in the form of preferred equity, simple agreements for future equity, minority interests in limited liability companies and investments as a limited partner in fund structures. The total value of these investments (after adjustments for fair values and impairments, if any) was $17.8 million as of December 31, 2023.

Grants to Third Parties

As part of Hiro’s efforts to cultivate a decentralized ecosystem for the Stacks Blockchain and Stacks Tokens in advance of the rollout of Stacks Blockchain 2.0 in January 2021, Hiro entered into transactions with various entities that contribute to the Stacks ecosystem. In fulfillment of our mission as a public benefit corporation, we distribute charitable grants from time to time, in our discretion, in the form of fiat or Stacks Tokens, in furtherance of enabling, and creating education around, an open, decentralized internet. For more information regarding these transactions, please see footnote five titled “Grants to Third Parties” from the Company’s Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020 from the Company’s Form 1-K filed with the SEC on April 29, 2022.

Hiro Wallet

The assets of the non-custodial wallet that allow users to store and transfer digital assets and cryptocurrencies, including Bitcoin, Stacks Tokens, and non-fungible tokens, formerly known as the Hiro Wallet, were sold in consideration for a minority interest in Leather Wallet, LLC on August 30, 2023. Hiro will no longer maintain any management responsibility in the commercial activities of the wallet entity, and Leather Wallet, LLC is responsible for developing and maintaining the non-custodial wallet.

Potential Competitive Landscape

Blockchain technology and decentralization of data systems have garnered significant amounts of attention recently. As the markets for blockchain technology have grown, so has the competition. The size of the market opportunity to build developer tools for decentralized blockchain networks may attract potential competitors seeking to be a leader in the industry that Hiro currently operates in. As Hiro continues to develop commercial products on the Stacks network, we expect to face significant competition from emerging technology companies and established market participants.

Within the Stacks ecosystem, other companies and independent developers are working on applications that operate on the Stacks Blockchain and may compete directly with Hiro products. Within the broader Bitcoin ecosystem, competitors that, like Hiro, enable decentralized applications and smart contracts on Bitcoin include but are not limited to Sovryn, RSK, and Lightning. Other companies may offer hosted platforms using these projects, competing with Hiro’s hosted platform. In addition, Hiro faces competition from projects that may offer similar hosted platform services on blockchains other than Bitcoin and Stacks, such as Solana, Avalanche, Dfinity, and Ethereum-based projects like Infura.

Intellectual Property Matters

In July 2020, we transferred the intellectual property rights in Stacks Blockchain 2.0 source code to the Stacks Foundation as part of our long-term decentralization plan. The Stacks Blockchain 2.0 software is released under the GNU General Public License v3 open source software license.

The majority of Hiro’s developer tools and applications, such as the Clarity smart contracting language, are covered by open-source licenses. The terms of various open-source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on the Stacks network. If portions of our proprietary software are determined to be subject to an open-source license, or if we do not correctly comply with the terms of the open source software licenses applicable to our open-source software and technology, it could result in costly litigation or lead to negative public relations. Further, if portions of our proprietary software are determined to be subject to an open source license we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies. In addition to risks related to license requirements, usage of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of the software.

We currently have nineteen issued patents relating to the Stacks Blockchain, Clarity smart contracting language, Gaia decentralized storage system, and other related technologies. The Company has released a Patent Pledge under which we have pledged we will not initiate a lawsuit against any party for infringing these patents through activity relating to free or open-source software, except for defensive purposes. Our full Patent Pledge is available at https://www.hiro.so/patent-pledge. Hiro is also a member of the Cryptocurrency Open Patent Alliance (“COPA”) under which it has (i) pledged not to use its crypto-technology patents against anyone except for defensive purposes and (ii) pooled its crypto-technology patents into a shared patent library for COPA members to use for defensive purposes.

One or more competitors may obtain patents or other protections covering technology critical to the operation of Hiro’s existing technology or any future derivatives of the technology.

Occasionally, Hiro may be targeted with patent infringement lawsuits. These cases may be brought by non-practicing entities that sustain themselves by suing other companies. Currently, Hiro is not aware of any patent infringement suits against it or contemplated to be brought against it.

Regulatory Engagements

Leading up to and following the January 20, 2021 approval by the Board of the decision of Management to no longer treat the Stacks Tokens as investment contracts that are securities under the federal securities laws, Hiro has had discussions with the staff of the SEC through its Division of Corporation Finance and the Strategic Hub for Innovation and Financial Technology. In 2023, Hiro continued discussions related to an ongoing inquiry from the Division of Enforcement, which Management believes is consistent with what they are seeing in the marketplace.

Legal Proceedings

As of the date of this report, we are not a party to any material legal proceedings. In the normal course of business, we may be named as a party to various legal claims, actions and complaints. We cannot predict whether any resulting liability would have a material adverse effect on our financial position, results of operations or cash flows.

Hiro Corporate Structure

Hiro Systems PBC

Hiro Systems PBC is a Delaware public benefit corporation.

Blockstack Token LLC

Blockstack Token LLC is a Delaware limited liability company and a wholly owned subsidiary of Hiro Systems PBC, founded for the purpose of developing the Stacks Tokens. Given that we are no longer focused on the development of Stacks Tokens, Blockstack Token LLC is largely inactive.

Sidebar Labs, LLC

Sidebar Labs, LLC f/k/a Blockstack Signature Fund 1, LLC is a Delaware limited liability company that is wholly owned by Hiro Systems PBC. Sidebar Labs’ primary assets are interests in privately held companies described above in “ —Development of the Business—Strategic Investments through Sidebar Labs, LLC”.

203 Flatiron Property Management, LLC

203 Flatiron Property Management, LLC is a New York limited liability company that is wholly owned by Sidebar Labs. Its purpose is to manage property for affiliate entities.

Blockstack Europe BV

Blockstack Europe BV, a Dutch besloten vennootschap, is a wholly owned subsidiary of Hiro Systems PBC. Blockstack Europe BV operated as a service entity for Hiro Systems PBC’s operations in Europe but is inactive as of December 31, 2023.

Employees

As of December 31, 2023, we had 26 employees. Our employees work remotely, and their primary residences are in various states across the United States. We also work with several independent contractors in Canada and Argentina, and across Europe. None of our employees are represented by a labor union or covered under a collective bargaining agreement. We consider our employee relations to be good.

Government Regulation

The regulatory treatment of cryptocurrencies like the Stacks Tokens, related technologies like the Stacks Blockchain and other blockchain technologies, and actors in the cryptocurrency industry, such as cryptocurrency exchanges, is uncertain in many ways. In part, this uncertainty results from the need for regulators to apply existing law to a new and evolving set of technologies and assets. We anticipate that regulation will evolve as various state, federal and international government agencies take greater interest in regulation of cryptocurrencies (and related technologies and actors) and seek to apply new and existing regulation to them. In addition, various legislative and executive bodies in the United States and in other countries may adopt new laws, regulations, or guidance, or take other actions in the future.

We also anticipate that regulation will continue to vary, as it does now, among international, federal, state and local jurisdictions. Further, it is possible that self-regulatory bodies will be established and create new regulations and guidelines that affect how cryptocurrencies, the Stacks Tokens, the Stacks network, and Hiro generally operate.

Any future regulatory actions applicable to digital assets, including Bitcoin, Stacks Tokens, the Stacks Blockchain, the Stacks network and our related activities, could severely impact our operations. We may need to restructure operations significantly to comply with any new regulation or guidance. Failure to do so adequately or quickly enough could result in regulatory action (such as investigations by a government or self-regulatory organization or government or private litigation or administrative actions) that requires us to spend significant time and effort, which would pull our attention away from the core of our business and potentially deplete our resources. It could also result in negative publicity. Regulatory change could even potentially result in certain of our operations being viewed as impermissible, which could result in a need for us to dramatically alter or cease activities.

Below is a summary of certain current areas of government regulation that apply to our business and potential regulatory issues of which we are aware. As discussed below, we generally believe that our business is compliant with these regulations, but in certain cases there may be uncertainty related to that conclusion.

Securities Act Considerations

We no longer treat the Stacks Tokens as securities. We have taken the position that the Stacks Tokens are not “investment contracts” under the guidance provided by the SEC “Framework for ‘Investment Contract’ Analysis of Digital Assets,” and the application of the “Howey test” to the Stacks Tokens.

Our offering of Stacks Tokens in July 2019 relied on an exemption from federal registration of a securities offering under the Securities Act of 1933, as amended (the “Securities Act”) provided by Regulation A, which provides for preemption of state registration requirements, but limits issuances by a single issuer to offerings of no more than $75,000,000 each year. For purposes of that offering of Stacks Tokens, Hiro chose to treat the Stacks Tokens as investment contracts that were securities under the Howey test due to our efforts to develop, maintain, market and support the Stacks Tokens and the Stacks Blockchain, as these efforts potentially could be viewed as managerial or essential managerial services. At that time, we had played a significant role in developing, maintaining and marketing the Stacks Blockchain, and in developing, issuing, and seeking liquidity for the Stacks Tokens.

Following the release and adoption of Stacks Blockchain 2.0, Hiro has ceased to provide essential managerial services to the Stacks Tokens and Stacks Blockchain. As a result, we believe that no holder of Stacks Tokens reasonably can rely principally or significantly on Hiro to drive the value of the Stacks Tokens, and as a result, the Stacks Tokens should no longer be deemed to be investment contracts that are securities under the Howey test. As a result, we believe that the Stacks Tokens can now be freely sold, resold and transferred without raising any issues under the federal securities laws. It is also possible that, as a result of our determination, we will also no longer treat the Stacks Tokens as securities under the laws of certain foreign jurisdictions.

Exchange Act Considerations

Investment Company Act Considerations

The Investment Company Act of 1940 (the “Investment Company Act”) regulates certain companies that invest in, hold or trade securities. In general, a company with more than 40% of the value of its non-cash assets held in investment securities is an “investment company.” Because a portion of our assets consists of the Stacks Tokens and/or minority investment positions, and at times the value of those assets may surpass 40% of the value of a Company entity’s non-cash assets, Hiro and its affiliates run the risk of inadvertently becoming investment companies, which would require registration under the Investment Company Act.

Registered investment companies are subject to extensive, restrictive and potentially adverse regulations relating to, among other things, operating methods, leverage, management, capital structure, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which our Company operates its business, nor are registered investment companies permitted to have many of the relationships that our Company has with its affiliated companies.

We have taken the position that we do not meet the definition of an investment company because we believe the Stacks Tokens are not securities.

It is possible that a regulator could disagree with our position. If so, and we were to inadvertently meet the definition of an investment company as a result, it could require us to significantly alter our business.

We intend to monitor our minority investments and structure them to ensure that they do not cause any Company entity to become an investment company. This may mean that we structure investments in third-party companies in a less advantageous manner than otherwise and that we will avoid otherwise economically desirable transactions. However, events beyond our control, including significant appreciation or depreciation in the market value of our non-cash assets, any investment securities we hold or adverse developments with respect to our ownership of those securities, could result in us inadvertently becoming an investment company.

If so, there would be a risk that we could suffer material adverse consequences. These would include, among others, becoming subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, being unable to enforce contracts with third parties, and having third parties obtain rescission of any contracts entered into by our Company during the period that we were an unregistered investment company. As a result, if it were established that we were an investment company, it would have a material adverse effect on our business and financial operations and our ability to continue as a going concern.

Reporting Company Considerations

Under Regulation A, we have limited ongoing reporting obligations to investors relative to the obligations of companies that are “reporting companies” for purposes of the Exchange Act. The exemption that allows this lighter reporting, however, is in part dependent on the use of a transfer agent with respect to a company’s securities. We have not engaged and do not intend to engage a transfer agent with respect to the Stacks Tokens, because, among other reasons, we no longer consider the Stacks Tokens to be securities and, when we had considered the Stacks Tokens to be securities, the types of activities a transfer agent would normally engage in were performed automatically on the blockchain. As a result, as a practical matter, we also do not think we would have been able to comply with the transfer agent requirement, and we do not think it applies to or would provide additional investor protections.

It is possible that a regulator would disagree with this position and, as a result, require us to file the full set of reports required of a reporting company. If so, we would need to spend considerable additional time and effort to provide the required reports. This could have a material adverse effect on our operations.

Regulation M

Regulation M under the Exchange Act generally prohibits issuers from buying and selling their securities at the same time, in order to prevent potential price manipulation that could result from those activities. As we do not consider the Stacks Tokens to be securities, we believe that Regulation M no longer applies to the Stacks Tokens. Further, even if the Stacks Tokens were deemed to be securities, because we no longer undertake any essential managerial efforts in regard to the Stacks network, we do not believe any other users’ activity on the Stacks network should be deemed to be relevant to our own activities on the Stacks network. For example, if other users of the Stacks network engage in burning Stacks Tokens to pay fees at the same time that we may be selling Stacks Tokens, we do not believe that other users’ activities should be viewed as activity that we have any control over. As a result, we do not believe that activities on the network are in violation of Regulation M.

It is possible that a regulator would disagree with this position. If so, we may be required to significantly restructure our business operations, which could lead to significant costs to the Company.

Money Transmitter and Money Services Business Considerations

Under the regulations and guidance of the U.S. Department of Treasury’s Financial Crimes Enforcement Network (“FinCEN”), certain issuers of tokens may need to register as money transmitters, a sub-category of money services businesses, based on their efforts administering or otherwise exchanging tokens that constitute convertible virtual currencies. Convertible virtual currencies are mediums of exchange that operate like currencies but do not have all the attributes of “real” currencies, and money transmitters are companies that provide money transmission services or otherwise engage in the transfer of funds (including convertible virtual currencies).

There are a number of exemptions to FinCEN’s money transmitter definition, but if a company is unable to rely on any of those exemptions, then the company must register with FinCEN, adopt an anti-money laundering (“AML”) program, and otherwise comply with FinCEN’s regulations and other federal AML laws (e.g., by filing suspicious activity reports). In addition, money transmitters are subject to licensing requirements and other related obligations under state laws. Complying with federal and state AML laws can be costly, and a company that should have been registered with FinCEN and licensed with state regulators as a money transmitter but that failed to do so can face criminal and civil penalties.

Although Hiro should not be deemed a money transmitter or otherwise be affirmatively subject to AML registration requirements under federal or state laws because it is not providing money transmission services or otherwise engaging in the transfer of funds, it is possible FinCEN or the U.S. Department of Justice (the “DOJ”), which enforces federal AML laws, could disagree once Hiro is no longer regulated or examined by the SEC. We have not consulted with FinCEN on the application of its convertible virtual currency guidance to Hiro. If FinCEN, the DOJ, or any other state regulator determined that Hiro should have registered or obtained licenses as a money transmitter, then Hiro could incur significant costs to comply with federal and state laws that apply to money transmitters and could potentially face criminal or civil penalties, which could adversely affect our operations.

Foreign Considerations

We may also be subject to a variety of foreign laws and regulations that involve matters central to our business. These could include, for example, regulations related to user privacy such as the General Data Protection Regulation, blockchain technology, potential broker-dealer or exchange activities, data protection, and intellectual property, among others. In certain cases, foreign laws may be more restrictive than those in the United States. Although we believe we are operating in compliance with the laws of jurisdictions in which Hiro exists, foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. As a result, cryptocurrency networks, blockchain technologies, and cryptocurrencies such as the Stacks Token face an uncertain regulatory landscape in many foreign jurisdictions, including but not limited to the European Union, China and Russia. Other foreign jurisdictions may also, in the near future, adopt laws, regulations or directives that affect Hiro’s business operations.

We have adopted policies and procedures designed to comply with the laws that apply to us as we understand them. However, the growth of our business and its expansion outside of the United States may increase the potential of violating foreign laws or our own internal policies and procedures. The risk of our Company being found in violation of applicable laws and regulations is further increased by the fact that many of them are open to a variety of interpretations given the absence of formal interpretation by regulatory authorities or the courts.

Any action brought against us by a foreign regulator or in a private action based on foreign law could cause us to incur significant legal expenses and divert our Management’s attention from the operation of the business. If our operations are found to be in violation of any laws and regulations, we may be subject to penalties associated with the violation, including civil and criminal penalties, damages and fines; we could be required to refund payments received by us; and we could be required to curtail or cease operations. Any of these consequences could seriously harm our business and financial results. In addition, existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase operating costs, require significant management time and attention, and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

Any applicable foreign laws, regulations or directives may also conflict with those of the United States. The effect of any future regulatory change is impossible to predict, but any change could be substantial and materially adverse to our operations.

Russia – Ukraine Conflict

The extent to which the Russia-Ukraine conflict and the related global economic crisis affects Hiro’s business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the conflict and any recovery period. Hiro does not have any employees in Russia or Ukraine and does not rely on software sources maintained in those countries.

Uncertainty and Volatility in the Cryptocurrency Markets

The recent bankruptcies of a number of cryptocurrency platforms, including the suspension of withdrawals, have led to a decline in users’ confidence in trading of cryptocurrency. Even if there is no direct material impact on our business from these and other bankruptcies, we have been and may continue to be negatively impacted indirectly by the effect of these events on the cryptocurrency markets. Continued price volatility, as well as negative publicity and a perceived lack of standardized regulation in the cryptocurrency market, may continue to negatively affect user confidence and any continued decrease in confidence in cryptocurrencies may in turn continue to have a negative impact on our business. These events have also negatively impacted the liquidity of the cryptocurrency markets. If the liquidity of the cryptocurrency markets continues to be negatively impacted by these events, cryptocurrency prices (including the price of bitcoin) may continue to experience significant volatility, which may adversely affect our financial position, results of operations, and cash flows.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of Hiro’s financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this document. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Hiro’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

Hiro’s mission is to empower developers to build applications using the Bitcoin blockchain and Stacks Blockchain. Hiro’s business is focused on building developer tools to enable developers of decentralized applications and decentralized finance software products to test and deploy smart contracts and decentralized applications on top of the Stacks Blockchain and Bitcoin blockchain. In the first quarter of 2023, Hiro launched a beta version of a hosted platform that fully integrates with a portfolio of tools and services developers require to seamlessly build smart contracts and applications. Hiro anticipates a “free and premium” business model for this platform, with paid tiers or features based on usage or support.

Russia – Ukraine Conflict

Hiro’s liquidity and capital resources were not materially impacted by the Russia-Ukraine conflict during the year ended December 31, 2023. The extent to which this conflict and the related global economic crisis affects Hiro’s business, results of operations and financial condition will depend on future developments that are uncertain and cannot be predicted, including the scope and further duration of the conflict and any recovery period. Hiro does not have any employees in Russia or Ukraine and does not rely on software sources maintained in those countries.

Ongoing Filing of Periodic Reports

Following the January 20, 2021, approval by Hiro’s Board of Directors of the decision of management to no longer treat the Stacks Tokens (or “tokens”) as investment contracts that are securities under the federal securities laws, Hiro believes that it is no longer required to file reports pursuant to Regulation A with the SEC. Therefore, Hiro reserves the right to cease the filing of such reports at any time.

Components of Results of Operations

Operating Expenses

Hiro’s operating expenses are classified as compensation expenses, marketing expenses, general and administrative expenses, research and development expenses, noncash impairment of digital currencies, if any, and realized gains or losses on sale of digital currencies, if any. Overhead costs, such as information technology and occupancy costs, are included in general and administrative expenses.

Compensation Expenses

Compensation expenses consist of salaries and bonuses, noncash stock-based compensation expense, noncash token compensation expense for employees and subcontractors, noncash bonus expense (bonuses denominated in Bitcoin), payroll taxes, employee benefits costs and subcontractor costs.

Marketing Expenses

Marketing expenses consist primarily of corporate marketing, public relations, promotional items and events and conferences.

General and Administrative Expenses

General and administrative expenses primarily consist of occupancy expenses, professional fees (legal, audit and other professional services), travel and entertainment costs, insurance, information technology costs and other miscellaneous expenses. General and administrative expenses also include noncash token compensation expense for non-employees which are a component of professional fees.

Research and Development Expenses

Research and development expenses represents costs incurred by Hiro for the development of a beta version of the hosted service that will permit developers of decentralized applications to test and deploy smart contracts and decentralized applications on top of the Stacks Blockchain and Bitcoin blockchain and costs incurred to develop various tools. These costs primarily consist of salaries paid to Hiro’s developers.

Impairment of Digital Currencies

This primarily pertains to write-downs of the carrying values of Bitcoin and Ether.

Gain on Sale of Digital Currencies

This pertains to gain on the sale of digital currencies.

Nonoperating Income

Nonoperating income consists of noncash gains related to delivering of tokens to third parties, noncash gain on delivery of restricted token units (“RTUs”), changes in fair value of token warrant liabilities, noncash gain on asset contributed as investment, gains and losses (realized and unrealized) on investments, losses from equity method investments and other income (consisting primarily digital currency earned and interest income).

Results of Operations

The following table sets forth selected consolidated statements of operations data for each of the annual periods indicated:

	Year Ended December 31,
	2023	2022
	(amounts in thousands)
Operating expenses:
Compensation expenses	$22,273	$15,857
Marketing expenses	1,779	990
General and administrative expenses	4,840	5,448
Research and development expenses	1,464	4,033
Impairment of digital currencies	141	3,284
Gain on sale of digital currencies	(6,134)	(898)

Total operating expenses	24,363	28,714
Nonoperating income	5,384	42,009

Income (loss) before income taxes	(18,979)	13,295
Income tax expense	60	70

Net income (loss)	$(19,039)	$13,225

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Compensation Expenses

	Year Ended December 31,		Change
	2023	2022	Amount	%
	(amounts in thousands)
Compensation expenses	$22,273	$15,857	$6,416	40%

Compensation expenses increased by $6.4 million for the year ended December 31, 2023, primarily due to approximately $3.0 million of higher salary costs being classified as compensation expenses as opposed to research and development costs due to lower developer effort on Hiro’s products, an increase in noncash token compensation expense of $2.3 million and an increase of $1.1 million in payroll taxes on RTUs (employer and employee portions).

Marketing Expenses

	Year Ended December 31,		Change
	2023	2022	Amount	%
	(amounts in thousands)
Marketing expenses	$1,779	$990	$789	80%

Marketing expenses increased by $0.8 million, primarily due to sponsorship of the inaugural Bitcoin Builders Conference at a cost of $0.9 million and a $0.1 million increase in digital marketing expenses partially offset by a decrease of $0.2 million in corporate marketing expenses.

General and Administrative Expenses

	Year Ended December 31,		Change
	2023	2022	Amount	%
	(amounts in thousands)
General and administrative expenses	$4,840	$5,448	$(608)	(11)%

General and administrative expenses decreased by $0.6 million for the year ended December 31, 2023 primarily due to a $0.6 million reduction in noncash token compensation expense related to RTUs granted to non-employees.

Research and Development Expenses

	Year Ended December 31,		Change
	2023	2022	Amount	%
	(amounts in thousands)
Research and development expenses	$1,464	$4,033	$(2,569)	(64)%

Research and development expenses decreased by $2.6 million for the year ended December 31, 2023, primarily due to lower developer effort on Hiro’s products and tools.

Impairment of Digital Currencies

	Year Ended December 31,		Change
	2023	2022	Amount	%
	(amounts in thousands)
Impairment of digital currencies	$141	$3,284	$(3,143)	(96)%

Impairment of digital currencies decreased by $3.1 million for the year ended December 31, 2023 primarily due to increases in the market prices of Bitcoin and Ether as compared to their carrying values.

Gain on Sale of Digital Currencies

	Year Ended December 31,		Change
	2023	2022	Amount	%
	(amounts in thousands)
Gain on sale of digital currencies	$6,134	$898	$5,236	583%

Gain on sale of digital currencies increased by $5.2 million for the year ended December 31, 2023 due to a $3.0 million sale of Stacks Tokens, along with an increase in the number of units of Bitcoin and Ether being sold at generally higher prices.

Nonoperating Income

	Year Ended December 31,		Change
	2023	2022	Amount	%
	(amounts in thousands)
Nonoperating income	$5,384	$42,009	$(36,625)	(87)%

Nonoperating income decreased by $36.6 million for the year ended December 31, 2023 primarily due to a decrease in realized gain on sale of investment of $10.0 million, a $15.1 million change in unrealized gains (loss) on investments, a $7.1 million change in the fair value of token warrant liabilities, a $4.3 million decrease in gain on delivery of tokens delivered to third parties, a $2.4 million decrease in other income, a $0.7 million decrease in gain on delivery of RTUs and a $0.1 million loss from equity method investments partially offset by a $3.1 million increase in gain on asset contributed as investment.

Income Tax Expense

	Year Ended December 31,		Change
	2023	2022	Amount	%
	(amounts in thousands)
Income tax expense	$60	$70	$(10)	(14)%

During the year ended December 31, 2023, Hiro reported loss before income taxes of $19.0 million. During the year ended December 31, 2022, Hiro reported income before income taxes of $13.3 million. The tax expense for the years ended December 31, 2023 and 2022 primarily resulted from accrued interest and penalties related to uncertain tax positions recognized in a prior period.

Trend Information

Revenue Trends

Hiro does not expect to generate any revenue from regular operations in the foreseeable future.

Costs and Expenses Trends

Operating expenses (excluding noncash expenses) for the year ended December 31, 2023, were higher than for the year ended December 31, 2022, primarily due to higher marketing and general and administrative expenses. Hiro expects its operating expenses (excluding noncash expenses) during the year ending December 31, 2024, to be higher as compared to the year ended December 31, 2023.

Prices of Cryptocurrencies

The market prices of cryptocurrencies, such as Bitcoin, experienced significant volatility during the year ended December 31, 2023. As of December 31, 2023, the market price of one Bitcoin was $42,265, representing an increase of 155% from its price as of December 31, 2022. The above market prices have been obtained from Yahoo Finance. Hiro records impairment charges when the fair value of a cryptocurrency decreases; increases in fair value are not reflected in Hiro’s results until the cryptocurrencies are sold or exchanged.

Liquidity and Capital Resources

Sources of Funds

Hiro has funded its operations as follows: (a) during the years 2017 through 2019, Hiro raised $70.4 million through forward sales of Stacks Tokens; (b) in 2022, Hiro raised cash of $12.9 million through sales of preferred equity and token warrants to various investors in a Series B Preferred Stock offering; (c) in 2022, Hiro sold a portion of its investment in a startup company for approximately $10.0 million; (d) in 2023, Hiro sold 7 million Stacks Tokens for $5.2 million to certain investors; and (e) through periodic sales of Bitcoin and Ether.

Going forward, Hiro expects to rely on its cash on hand, opportunistic sales of digital currencies and sales of existing Stacks Tokens held in Hiro’s treasury to fund its operations. Hiro’s cash on hand was approximately $7.7 million and $19.3 million as of December 31, 2023 and December 31, 2022, respectively. Hiro may sell portions of its cryptocurrencies in order to finance its activities, depending on market conditions. As of December 31, 2023, Hiro had cryptocurrency assets with a fair value of $8.2 million. These cryptocurrencies had a balance sheet carrying value of $4.2 million consisting of Bitcoin and USD Coin. Because of volatility in the price of cryptocurrencies, Hiro’s ability to raise cash from the sale of digital currencies is subject to significant variability. Hiro could also potentially raise additional cash through sales of its common or preferred equity or through offering of debt securities.

If, in the future, Hiro is not able to secure adequate additional funding, it may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. The occurrence of any of these events could harm Hiro’s business, results of operations and future prospects.

The following table summarizes Hiro’s cash flows for the periods indicated:

	Year Ended December 31,
	2023	2022
	(amounts in thousands)
Net cash from operating activities	$(18,967)	$(16,448)
Net cash from investing activities	$7,323	$12,789
Net cash from financing activities	$—	$12,967

Net Cash from Operating Activities

The use of cash in all periods resulted primarily from Hiro’s net income (loss) adjusted for noncash charges and changes in operating assets and liabilities. Hiro’s operating activities contain large noncash adjustments primarily related to the use of tokens to compensate employees and vendors, realized and unrealized gains on investments, change in fair value of token warrant liabilities and impairment of digital currencies and investments.

Net cash outflows from operating activities during the years ended December 31, 2023 and 2022 were $19.0 million and $16.4 million, respectively.

Net Cash from Investing Activities

Hiro’s investing activities have primarily consisted of investments in startup companies and sales of digital currencies.

Net cash from investing activities during 2023 was $7.3 million, primarily consisting of $8.1 million from proceeds from sales of digital currencies and $0.5 million received from repayment of a loan, partially offset by a purchase of $1.4 million in an existing investment.

Net cash from investing activities during 2022 was $12.8 million, primarily consisting of $4.1 million from proceeds from sales of digital currencies and sale proceeds of $10.0 million received from selling a portion of its investment in a startup company, partially offset by the purchase of a digital currency of $1.0 million.

Net Cash from Financing Activities

There was no net cash from financing activities for the year ended December 31, 2023.

Net cash from financing activities for the year ended December 31, 2022 was $13.0 million primarily related to sales of preferred equity and token warrants to various investors in a Series B Preferred Stock offering.

Material Capital Commitments

Hiro currently has no material commitments for capital expenditures.

Off-Balance Sheet Arrangements

Hiro did not have any off-balance sheet arrangements during any of the periods presented.

Internal Control over Financial Reporting

There were no changes in Hiro’s internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

Critical Accounting Estimates

Hiro’s management’s discussion and analysis of Hiro’s financial condition and results of operations is based on Hiro’s consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The preparation of these consolidated financial statements requires Hiro to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported revenue generated (if any) and expenses incurred during the reporting periods. Hiro’s estimates are based on its historical experience and on various other factors that Hiro believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Hiro believes that the accounting policies discussed below are critical to understanding Hiro’s historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Fair Value Measurements

Hiro uses a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements), as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities that the reporting entity can access at the measurement date;

Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly, such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

Level 3: Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Hiro records certain non-monetary transactions, such as the use of Stacks Tokens to pay vendors and employees for services or for grants, at fair value. In addition, Hiro assesses the fair value of its digital currency holdings to determine if it is less than their carrying value. Hiro also recognizes derivative liabilities related to its token warrants at fair value and adjusts the instruments to fair value at each reporting period.

Recurring Fair Value Measurements

As of December 31, 2023, Hiro had derivative liabilities measured at fair value related to its token warrants. These derivative liabilities are classified within Level 3 of the fair value hierarchy because fair value estimate inputs are primarily unobservable and are based on Hiro’s assessment of assumptions the market participants would use in pricing the liabilities. Hiro will update its assumptions each reporting period based on new developments and record the derivative liabilities at fair value based on the revised assumptions. Changes in fair value of the derivative liabilities are reflected in nonoperating income because the token warrants are not part of Hiro’s normal operations.

Hiro has elected the fair value option for its USDC holdings and is classified as Level 1 as it is valued based upon quoted prices in active markets.

Non-recurring Fair Value Measurements

Impairments of digital currencies are non-recurring fair value measurements. The fair value of Bitcoin, Ether and Stacks Tokens (received as partial repayment of a loan and interest on a loan) is determined using quoted prices on an active exchange, based on a principal market analysis. Hiro views a decline in the quoted price to be an indicator of impairment.

Hiro provided tokens to vendors in exchange for services, provided RTU grants to employees and others and provided tokens as grants. These transactions are non-monetary transactions accounted for at fair value, as the Stacks Tokens are intangible assets carried at cost less impairment charges. Hiro considers the fair value of Stacks Tokens to be a Level 2 measurement.

When Stacks Tokens are issued or distributed under the circumstances described above, Hiro recognizes an expense equal to the estimated fair value of the Stacks Tokens (Hiro has not generally issued tokens in exchange for goods), and a corresponding gain as the Stacks Tokens have no carrying value in Hiro’s consolidated financial statements, as they were acquired as part of Hiro’s network development activities at no cost. As such, the estimated fair value of the Stacks Tokens generally has no effect on Hiro’s net income or loss.

Certain of Hiro’s investments are also fair valued based on observable inputs.

Token Compensation Expense

Token compensation expense (noncash) arises from grants of RTUs to employees and others. These tokens are from Hiro’s treasury of Stacks Tokens and no new tokens are minted or created to provide for these RTUs.

Hiro grants employees, contractors and non-employees RTUs that vest quarterly over a four-year period. Hiro accounts for the grants of these RTUs as a non-monetary transaction accounted for at fair value. The exchange of RTUs for services is recognized as noncash token compensation expense on a straight-line basis over the requisite service period for each separate vesting portion of the award with a corresponding liability recognized for Stacks Tokens. The liability for Stacks Tokens is recorded at fair value at each reporting period. The token compensation expense related to these RTUs is shown in compensation expenses (for employees and certain contractors) and in general and administrative expenses (for non-employees) on the consolidated statement of operations. The token obligations for awards that have vested but have not yet been delivered are shown as token obligations to employees and token obligations to others on the consolidated balance sheet. On delivery of tokens which takes place after vesting, Hiro records a noncash gain equal to the total compensation expense recorded as the vested tokens have a $0 carrying value. RTUs are forfeited to the extent that the employee resigns or is terminated prior to the completion of the service period. Hiro withholds tokens equivalent to the tax withholding applicable for employees. The withholding tax is remitted by Hiro to the tax authorities without liquidating the withheld tokens. Employee tax withholdings amounted to $2.8 million and $1.9 million during the years ended December 31, 2023 and 2022, respectively, and are shown in compensation expenses on the consolidated statement of operations.

Item 3.	Directors and Officers

Executive Officers and Directors

MANAGEMENT

Our executive officers, directors and certain key employees and their ages and positions as of the date hereof are as set forth below:

Name	Age	Position	Term of Office (1)
Executive Officers

Alex Miller	37	Chief Executive Officer and Director, Hiro Systems PBC	Hiro Systems PBC (Chief Executive Officer): February 2022-Present; Hiro Systems PBC (Chief Operating Officer): May 2021-February 2022; Hiro Systems PBC (Director): June 2022-present; Blockstack Token LLC (Managing Partner): February 2022-present

Diwaker Gupta	42	Chief Technology Officer, Hiro Systems PBC	Hiro Systems PBC (Chief Technology Officer): February 2022-present; Hiro Systems PBC (Vice President of Technology): May 2019-February 2022

Saurabh Pathak	50	Head of Finance and Accounting, Hiro Systems PBC	December 2018-present

Key Employees

Aaron Blankstein	36	Engineering Partner, Hiro Systems PBC	April 2017-present

Directors

Muneeb Ali	42	Chairman and Director, Hiro Systems PBC	Hiro Systems PBC (Chairman): February 2022- present; Hiro Systems PBC (Chief Executive Officer): October 2018-February 2022; Hiro Systems PBC (Co-Chief Executive Officer): October 2017-October 2018; Hiro Systems PBC (Director): June 2013-present; Blockstack Token LLC (Managing Partner): September 2017-February 2022

Julia Austin	57	Director, Hiro Systems PBC	June 2022-present

(1)	Except for Julia Austin’s two-year term subject to extension by mutual agreement, all terms of office are indefinite.

Executive Officers

Alex Miller, 37, serves as Chief Executive Officer of Hiro Systems PBC. He previously served as Chief Operating Officer of Hiro from May 2021 until his appointment as CEO in February 2022. He was appointed as a member of our board of director in June 2022. He is currently serving an indefinite term as Chief Executive Officer and director. Before joining Hiro, he helped lead several developer-focused companies including Stack Overflow. Mr. Miller also advises early-stage startups on their business models, go-to-market strategies, company operations, and executive team development. He obtained his BA in Political Science from UC San Diego.

Dr. Diwaker Gupta, 42, serves as Chief Technology Officer at Hiro Systems PBC. Prior to Hiro, Dr. Gupta spent 4 years at Dropbox in a variety of leadership roles. Most recently at Dropbox, he led engineering for the Intelligence group, which encompassed Search Infrastructure, Search Quality, Machine Learning, ML Platform, and a product team. During his tenure at Dropbox, Dr. Gupta oversaw major infrastructure initiatives and product launches, including a new search engine for Dropbox. Prior to Dropbox, Dr. Gupta was on the founding team at Maginatics, an enterprise storage startup building a next-generation cloud-native filesystem acquired by EMC in late 2014. Dr. Gupta received his M.S. and Ph.D. in Computer Science from the University of California, San Diego in 2009, and his research publications have been cited more than 3,000 times.

Saurabh Pathak, 50, served as our Controller from December 2018 to September 2019, after which he was promoted to Head of Finance and Accounting, a role in which he is currently serving for an indefinite term. Prior to Hiro, Mr. Pathak worked at BlackRock for 10 years where most recently he was the Controller for the Americas region and the Chief Financial Officer of BlackRock Canada. His previous work experience includes positions at Ernst & Young and Deloitte & Touche. Mr. Pathak is a Chartered Accountant and a Certified Public Accountant. He obtained his Bachelor’s degree in Accounting from Mumbai University.

Key Employees

Dr. Aaron Blankstein, 36, joined the Hiro engineering team in April 2017, while finishing work on his Ph.D, which he earned from Princeton University in September of 2017. Prior to joining Hiro, Dr. Blankstein worked as a doctoral researcher in the Systems and Networking lab at Princeton from September 2011 until he defended his thesis in June of 2017, while doing multiple research internships at Microsoft Research. Prior to his doctoral research, Dr. Blankstein completed a Masters in Engineering at the Massachusetts Institute of Technology, completing his thesis in the Programming Methodologies Group in the Computer Science and Artificial Intelligence Laboratory. He received Bachelor’s degrees in Computer Science and Mathematics from the Massachusetts Institute of Technology in 2010. His research has spanned a range of topics, mostly focusing on web application performance and security. He has worked in information flow tracking systems, caching algorithms, compilers, and applied cryptography, and has over 10 years of Emacs usage. Research conducted by him and his collaborators has won awards including the PET Award for Outstanding Research in Privacy Enhancing Technologies.

Board of Directors

Dr. Muneeb Ali, 42, co-founded Hiro Systems PBC in 2013 and serves as the Chairman of the board of directors of Hiro Systems PBC. He served as Chief Technology Officer from June 2013 until October 2017. He became Co-Chief Executive Officer of Hiro Systems PBC in October 2017, and then Chief Executive Officer, before becoming Chairman in February 2022. He has been serving as a director of Hiro Systems PBC since June 2013 and continues to serve for an indefinite term. He received his Ph.D. in Computer Science from Princeton University in 2017, and a Master’s degree in Computer Science from Princeton University in 2011, both specializing in distributed systems. At Princeton, he worked in the Systems & Networks group and at PlanetLab—the world’s first cloud computing testbed. Earlier, he worked at the Embedded Software group at the Delft University of Technology in the Netherlands and was a Visiting Researcher at Stanford University and the Swedish Institute of Computer Science. Dr. Ali gives guest lectures on cloud computing at Princeton University, and his research publications have over 1,600 citations.

Julia Austin, 57, has served as a member of the board of directors of Hiro Systems PBC since July 2022 and is currently serving for a two-year term. Since 2016, Ms. Austin has been a faculty member of the Harvard Business School and is currently a Senior Lecturer, focusing on Entrepreneurial Management. Ms. Austin is also the founder of Good For Her, a non-profit community for women founders that fosters the growth of their entrepreneurial journeys. Before joining Harvard Business School, Ms. Austin was the Chief Technology Officer at DigitalOcean. Earlier, she worked as the VP of Innovation for VMware, Inc., the VP of Engineering at Akamai Technologies, and has held technical management and consulting positions at several other startups and established companies. She also currently serves as a member of the board of directors at Tidelift, an open-source supply chain security provider. Ms. Austin received a Bachelor of Arts from the University of Massachusetts in 1989 and a Master of Science in Management Information Systems from Boston University in 1992.

Alex Miller – See “ —Executive Officers” for Mr. Miller’s biographical information.

Board Composition and Risk Oversight

The board of directors of Hiro Systems PBC is currently composed of three members. The certificate of incorporation and bylaws of Hiro Systems PBC provide that the number of directors shall be at least one and will be fixed from time to time by resolution of the board of directors. There are no family relationships among any of the directors or executive officers.

During 2023, the board of directors met four times. All members of the board of directors attended all of the meetings.

Limitation of Liability and Indemnification

The certificate of incorporation and bylaws of Hiro Systems PBC provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, the certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director and that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

As permitted by the Delaware General Corporation Law, we have entered into separate indemnification agreements with each of the directors of Hiro Systems PBC and certain of our officers that require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. We have obtained and expect to maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our officers and directors. At present, there is no pending litigation or proceeding involving our directors or officers for whom indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Non-Employee Manager and Director Compensation

In fiscal year 2023, none of our directors received any cash, equity or token compensation for serving as members of our board of directors. In June 2022, Ms. Austin was granted 200,000 restricted token units and 14,000 non-qualified stock options. The restricted token units had a vesting start date of June 30, 2022 and vest ratably each quarter over a period of two years. The non-qualified stock options had a vesting start date of June 30, 2022 and vest ratably each month over a period of two years. During the fiscal year 2022, Professor Singh earned a bonus denominated in Bitcoin. This bonus was distributed to Professor Singh during the year ended December 31, 2023 and the amount of the bonus was $82,908 using the price of Bitcoin on the date of distribution.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the compensation of the three highest paid persons who were our executive officers during the year ended December 31, 2023 (our “named executive officers”):

Name and Principal Position	Year	Salary	Severance	Bonus	Option Awards	Restricted Token Unit Awards*	All Other Compensation	Total
Alex Miller
Chief Executive Officer	2023	$350,000	$—	$183,992	$—	$220,350	$11,100	$765,442
Diwaker Gupta
Chief Technology Officer	2023	$340,000	$—	$159,835	$—	$146,900	$9,900	$656,635
Saurabh Pathak
Head of Finance and Accounting	2023	$250,000	$—	$11,217	$—	$56,410	$8,700	$326,327

*	Noncash award of restricted token units (see “—Restricted Token Unit Awards” section below). Value of restricted token unit awards is based on their fair value on the date of grant.

2016 Equity Incentive Plan

Option Awards. Our named executive officers are eligible to receive awards under Hiro Systems PBC’s 2016 Equity Incentive Plan (the “2016 Plan”). The 2016 Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, and stock appreciation rights to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants.

Authorized Shares. Subject to the adjustment provisions of the 2016 Plan described below, a total of 3,816,264 shares of our common stock are reserved for issuance pursuant to the 2016 Plan. If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock and restricted stock units, is forfeited or repurchased due to the failure to vest, then the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares), which were subject to such award will become available for future grant or sale under the 2016 Plan. Shares that have actually been issued under the Plan under any award will not be returned to the 2016 Plan and will not become available for future distribution under the 2016 Plan, except that if shares issued pursuant to awards of restricted stock or restricted stock units are repurchased by the Company or are forfeited to the Company due to the failure to vest, such shares will become available for future grant under the Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the Plan. To the extent an award under the 2016 Plan is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the 2016 Plan.

Plan Administration. Our board of directors or one or more committees appointed by our board of directors administers the 2016 Plan. Subject to the provisions of the 2016 Plan, the administrator has the power to administer the plan, including but not limited to the power: to determine the fair market value of a share for the purposes of the 2016 Plan; to select the individuals to whom awards will be granted; to determine the number of shares to be covered by each award; to approve forms of award agreements for use under the 2016 Plan; to determine the terms and conditions of any award, not inconsistent with the 2016 Plan; to institute and determine the terms and conditions of an exchange program by which awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards or a different type, and/or cash, participants have the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, and/or the exercise price of an outstanding award is reduced or increased; to construe and interpret the terms of the 2016 Plan and awards granted thereunder; to prescribe, amend and rescind rules and regulations relating to the 2016 Plan; to modify or amend each award (subject to the 2016 Plan); to allow participants to satisfy withholding tax obligations in a manner prescribed in the 2016 Plan; to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an award; to allow a participant to defer the receipt of the payment of cash or the delivery of Shares that otherwise would be due to such participant under an award; and to make all other determinations deemed necessary or advisable for administering the 2016 Plan.

Stock Options. Stock options may be granted under the 2016 Plan. The exercise price of options granted under the 2016 Plan must generally at least be equal to the fair market value of our common stock on the date of grant and the term of an incentive stock option may not exceed 10 years, except that with respect to incentive stock options granted to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the exercise price must generally equal at least 110% of the fair market value on the grant date and the term must not exceed five years. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Unless otherwise provided for by the administrator, if termination is due to death or disability, the option will remain exercisable for 12 months and in all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of the 2016 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights. Stock appreciation rights may be granted under the 2016 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years and the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be not less than 100% of the fair market value of a share on the date of grant. Unless otherwise provided for by the administrator, if termination is due to death or disability, the stock appreciation right will remain exercisable for 12 months and in all other cases, the stock appreciation right will generally remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of the 2016 Plan, the administrator determines the other terms of stock appreciation rights.

Restricted Stock. Restricted stock may be granted under the 2016 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of the 2016 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions for lapse of the restriction on the shares it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to Hiro); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to the restriction, unless the administrator provides otherwise. Shares of restricted stock as to which the restrictions have not lapsed are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under the 2016 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of the 2016 Plan, the administrator will determine the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to Hiro) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may reduce or waive any vesting criteria.

Non-Transferability of Awards. Unless the administrator provides otherwise, the 2016 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2016 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2016 Plan and/or the number, class and price of shares covered by each outstanding award.

Liquidation and Dissolution. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. The 2016 Plan provides that in the event of a merger or change in control, as defined under the 2016 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on the shares subject to such award will lapse, all performance goals or other vesting criteria applicable to the shares subject to such award will be deemed achieved at 100% of target levels and all of the shares subject to such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Amendment, Termination. The administrator will have the authority to amend, suspend or terminate the 2016 Plan provided such action will not impair the existing rights of any participant. The 2016 Plan will automatically terminate in 2026, unless we terminate it sooner.

Restricted Token Unit Awards

Restricted Token Units. Blockstack Token LLC granted restricted token unit (“RTU”) awards to each of our named executive officers. Each RTU represents a right to receive a Stacks Token upon satisfaction of vesting criteria set forth in a restricted token unit agreement (an “RTU Agreement”) between the named executive officer and Blockstack Token LLC. RTUs vest only if both service and liquidity event vesting conditions are met. RTUs satisfy the service-based vesting condition in installments over a four-year period if the recipient continues to provide services to Blockstack Token LLC or a parent or subsidiary through each vesting date. RTUs that have not met the service-based vesting condition are forfeited upon the recipient’s termination of service. On January 20, 2021, the liquidity event vesting condition was satisfied because on that date the board of directors of Hiro Systems PBC determined that the Stacks Tokens would no longer be treated as a security for purposes of U.S. federal and state securities laws. As a result, all RTUs that had met the service-based vesting condition completely vested as of that date.

Outstanding Equity Awards as of December 31, 2023

Other than as set forth below, there were no outstanding unexercised options to purchase shares of Hiro Systems PBC’s common stock, unvested stock, and/or equity incentive plan awards issued by Hiro to the three highest paid executive officers of Hiro Systems PBC as of December 31, 2023.

Name	Type of securities underlying unexercised options*	Number of securities underlying unexercised options exercisable*	Number of securities underlying unexercised options unexercisable*	Option exercise price ($)*	Option expiration date*
Alex Miller (1)(4)	Common Stock	131,888	72,326	$6.61	08/14/2031
Alex Miller (1)(4)	Common Stock	42,914	65,501	$7.51	06/30/2032
Diwaker Gupta (1) (3)	Common Stock	39,255	—	$2.69	07/23/2029
Diwaker Gupta (1)	Common Stock	117,765	—	$2.69	07/23/2029
Diwaker Gupta (2)	Common Stock	15,047	655	$3.02	02/07/2030
Diwaker Gupta (2)	Common Stock	17,358	7,148	$3.76	04/29/2031
Diwaker Gupta (2)	Common Stock	28,609	43,667	$7.51	06/30/2032
Saurabh Pathak (1)	Common Stock	26,693	—	$2.69	01/15/2029
Saurabh Pathak (2)	Common Stock	4,711	—	$3.02	02/07/2030
Saurabh Pathak (2)	Common Stock	7,523	328	$3.02	02/07/2030

*	The options referred to here are options to purchase shares of our common stock, issued under Hiro Systems PBC’s 2016 Equity Incentive Plan.
(1)

Twenty-five percent (25%) of the shares subject to the option shall vest on the one (1) year anniversary of the vesting commencement date, and one forty-eighth (1/48th) of the shares subject to the option shall vest each month thereafter on the same day of the month as the vesting commencement date (or if there is no corresponding day, on the last day of the month), subject to participant continuing to be a service provider through each such date.

(2)

One forty-eighth (1/48th) of the shares subject to the option shall vest each month on the same day of the month as the vesting commencement date (or if there is no corresponding day, on the last day of the month), subject to participant continuing to be a service provider through each such date.

(3)	These are early exercisable options and are completely vested as of December 31, 2023.
(4)	These options have acceleration provisions in case of termination without cause in connection with or within twelve months of a change of control (as defined).

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth certain information with respect to the beneficial ownership of (i) the capital stock of Hiro Systems PBC at March 31, 2024, and (ii) the ownership of the Stacks Tokens for:

•	each person, or group of affiliated persons, who we know beneficially owns more than 10% of our common stock; and

•	all of our directors and executive officers as a group.

The percentage of beneficial ownership shown in the table is based upon 14,546,746 shares outstanding as of March 31, 2024. As noted in the Form 1-U filed with the SEC on January 20, 2021, we do not consider the Stacks Tokens to be a security and consequently no disclosure regarding the tokens is required to be included. Hiro Systems PBC may choose to discontinue providing such disclosure at any time.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 10% of our common stock on an as-converted basis. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules take into account shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before the 60th day after March 31, 2024. Certain of the options to purchase shares of our common stock granted to our named executive officers may be exercised prior to the vesting of the underlying shares. We refer to such options as being “early exercisable.” Shares of common stock issued upon early exercise are subject to our right to repurchase such shares until such shares have vested. These shares are deemed to be outstanding and beneficially owned by the person holding those options to purchase shares of our common stock or a warrant for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o 101 W. 23rd Street, Suite 224, New York, New York 10011.

	Beneficial Ownership of
	Hiro Systems
Name of Beneficial Owner	PBC voting securities
	Shares		Percentage
10% Stockholders*:
Entities affiliated with Union Square Ventures	2,423,479	(1)	16.7%
Muneeb Ali^	3,089,990	(2)	21.2%
All directors and executive officers as a group (5 persons):	3,594,501	(3)	23.9%

*

Although Ryan Shea, who resigned in 2018, is the owner of 4,099,051 shares of common stock, or 28.2% of Hiro Systems PBC voting securities, his shares are subject to an irrevocable proxy, which provides that the aggregate number of shares of common stock owned by Ryan Shea in excess of 9.9% of the aggregate number of voting securities of Hiro Systems PBC that is being asked to vote on any matter, will be voted in a manner consistent with the majority of the other votes cast by the Hiro Systems PBC stockholders on such specific matter.

^

Muneeb Ali’s holdings of voting securities and Stacks Tokens are net of transfers to a family trust. However, he has retained, through an irrevocable proxy, voting authority on the 1,024,763 shares that have been transferred to the family trust.

(1)

Consists of (i) 72,809 shares of Series A-1 convertible preferred stock, 42,207 shares of Series A-4 convertible preferred stock and 2,349 shares of Series B convertible preferred stock held by USV 2014 Investors, LP, and (ii) 1,430,618 shares of Series A-1 convertible preferred stock, 829,338 shares of Series A-4 convertible preferred stock and 46,158 shares of Series B convertible preferred stock held by USV 2014, LP.

(2)	Consists of (i) 3,074,288 shares of common stock and (ii) options to purchase 15,702 shares at an exercise price of $3.33, all of which are exercisable within 60 days of March 31, 2024.
(3)

Consists of (i) options to purchase 183,713 shares at an exercise price of $2.69, all of which are exercisable within 60 days of March 31, 2024, (ii) options to purchase 28,264 shares at an exercise price of $3.02, all of which are exercisable within 60 days of March 31, 2024, (iii) options to purchase 15,702 shares at an exercise price of $3.33, all of which are exercisable within 60 days of March 31, 2024, (iv) options to purchase 24,506 shares at an exercise price of $3.76, 19,911 of which are exercisable within 60 days of March 31, 2024, (v) options to purchase 204,214 shares at an exercise price of $6.61, 153,160 of which are exercisable within 60 days of March 31, 2024 and (vi) options to purchase 194,691 shares at an exercise price of $7.51, 103,761 of which are exercisable within 60 days of March 31, 2024. 387,927 of the shares subject to option grants are subject to a schedule whereby one-quarter (1/4) of the shares subject to the options shall vest on the first anniversary of their respective vesting commencement dates, after which one forty-eighth (1/48) of the shares subject to each option shall vest each month on the same day of the month as the applicable vesting commencement date, subject to the option holder continuing to be a Service Provider (as defined in the Plan) through each such vesting date. 249,163 of the shares subject to option grants are subject to a schedule whereby one forty-eighth (1/48) of the shares subject to each option shall vest each month on the same day of the month as the applicable vesting commencement date, subject to the option holder continuing to be a Service Provider (as defined in the Plan) through each such vesting date. 14,000 of the shares subject to option grants are subject to a schedule whereby one twenty-fourth (1/24) of the shares subject to each option shall vest each month on the same day of the month as the applicable vesting commencement date, subject to the option holder continuing to be a Service Provider (as defined in the Plan) through each such vesting date.

Item 5.	Interest of Management and Others in Certain Transactions

The following is a summary of transactions since January 1, 2022 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, or beneficial holders of more than 10% of our capital stock had or will have a direct or indirect material interest.

Stock Option Grants

Alex Miller (Chief Executive Officer)	108,415
Diwaker Gupta (Chief Technology Officer)	72,275

RTU Award Grants

Alex Miller (Chief Executive Officer)	4,500,000
Diwaker Gupta (Chief Technology Officer)	2,500,000
Saurabh Pathak (Principal Financial & Accounting Officer)	420,000

Amended and Restated Investors’ Rights Agreement

Hiro Systems PBC has entered into an amended and restated investors’ rights agreement with certain holders of its convertible preferred stock, including USV 2014, L.P., USV 2014 Investors, L.P., USV 2016, L.P., and USV Investors 2016, L.P. If we grant registration rights to investors in a future equity financing separate from the Series A or Series B equity financing, the holders of our Series A or Series B preferred stock, and any shares of common stock issuable upon the conversion of our convertible preferred stock, are entitled to pari passu registration rights, subject to the execution of any documents granting such rights executed by the investors in such future equity financing.

Amended and Restated Voting Agreement

The election of the members of Hiro Systems PBC’s board of directors is governed by an amended and restated voting agreement dated February 16, 2022, with certain of the holders of our outstanding common stock and convertible preferred stock, including entities affiliated with Union Square Ventures, and certain other persons (as amended by an amendment dated June 30, 2022, the “Amended and Restated Voting Agreement”). The parties to the Amended and Restated Voting Agreement have agreed, subject to certain conditions, to vote their shares so as to elect as directors: (1) three nominees chosen by certain key holders holding a majority of the common stock (determined on an as-converted basis) so long as such key holders are then providing services to Hiro Systems PBC (the “Common Designees”) and (2) two independent nominees, who are not affiliates of Hiro Systems PBC or any investor party to such an agreement, chosen by key holders holding a majority of the common stock (determined on an as-converted basis) so long as such key holders are then providing services to Hiro Systems PBC and are approved by the holders of common stock and preferred stock (voting together as a single class).

Amended and Restated Right of First Refusal and Co-Sale Agreement

Hiro Systems PBC is a party to an amended and restated right of first refusal and co-sale agreement with holders of our convertible preferred stock and our founders, Muneeb Ali and Ryan Shea, including entities affiliated with Union Square Ventures, and certain other persons, pursuant to which certain holders of convertible preferred stock have a right of first refusal and co-sale in respect of certain sales of securities by our founders and our other stockholders.

Sale of Series B Convertible Preferred Stock to Union Square Ventures

In February 2022, Union Square Ventures, a beneficial owner of over 10% of our capital stock, purchased 48,507 shares of our Series B convertible preferred stock for a total amount of $1.0 million.

Item 6.	Other Information

Hiro Systems PBC has no other information to disclose.

Item 7.	Financial Statements

The financial statements required by this Item 7 are included in this Annual Report on Form 1-K beginning on the following page.

Hiro Systems PBC and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

With Independent Auditor’s Report

Hiro Systems PBC and Subsidiaries

Years Ended December 31, 2023 and 2022

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders

Hiro Systems PBC and Subsidiaries

Opinion

We have audited the consolidated financial statements of Hiro Systems PBC and Subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Emphasis of Matter – Uncertainties and Accounting Matters Related to Digital Currencies

As disclosed in Note 3 to the consolidated financial statements, the Company held digital currencies and stablecoins with a total carrying value of approximately $4.2 million and $3.4 million, representing approximately 13% and 7% of total assets at December 31, 2023 and 2022, respectively. Included in that amount are stablecoins which make up approximately 52% and 0% of the balance as of December 31, 2023 and 2022, respectively, and are classified as a current asset as disclosed in Note 1 to the consolidated financial statements. Significant information and risks related to such digital currencies and related assets and liabilities include, but are not necessarily limited to the following:

Digital Currencies are Unregulated and Have Risks of Ownership

As of the date of these consolidated financial statements, digital currencies are not subject to any regulatory oversight and while the public keys (e.g. account numbers) of virtual wallets holding digital currencies reside on distributed networks and can be viewed publicly, the ownership of the wallets may not be registered and therefore, anonymous. Ownership in these currencies residing in any wallet are evidenced only by demonstrating knowledge of both the public key of the virtual wallet holding the currencies and the underlying private key (e.g. passcode) of the digital currencies residing within the virtual wallet. Knowledge of both these keys is required in order to demonstrate possession of the digital currencies and therefore, ownership. Accordingly, prior to investing, investors in such currencies should carefully evaluate and understand all relevant internal controls put in place by companies holding such assets on their behalf to understand how their investments are being protected and how inappropriate transfers of such assets are prevented.

Risks Related to Maintaining Private Key Security

Digital currency assets require the execution of the aforementioned confidential encrypted private key in order to initiate a transfer of the asset to another party. If the private key were to become lost, the Company would not be able to access the digital currency assets, thereby deeming the asset worthless to the Company. In addition, if another party were to gain access to the private key, along with the public key of the wallet holding the digital currencies, the other party could demonstrate ownership of the digital currencies and could either execute a transfer of the assets or inappropriately utilize the digital currency assets as collateral for unauthorized financing.

Risks Related to Current and Continued Market Acceptance

Digital currency assets are virtual currencies that have recently become significant in the marketplace and utilize blockchain technology in order to account for the transfer of such assets. These virtual assets have significant market volatility, which can significantly vary in a short period of time and can potentially vary between various pricing sources. These virtual assets are highly speculative in nature, and have potentially significant risks of ownership, which include, but are not necessarily limited to risks identified herein.

Regulatory Oversight and Considerations

As of the date of these consolidated financial statements, the U.S. Securities and Exchange Commission has expressed concerns regarding the adequacy and accuracy of marketplace information of digital currency assets, which could impact individual state blue sky laws, potentially impacting the exchange of such assets for more widely accepted currencies, such as the U.S. Dollar. In the event that regulations were implemented to address these concerns, such regulations could potentially have a significant adverse effect on the realization of these digital currency assets.

Risks Associated With a Digital Currencies Majority Control

Since digital currencies are virtual and transactions in such currencies reside on distributed networks, governance of the underlying distributed network could be adversely altered should any individual or group obtain 51% control of the distributed network. Such control could have a significant adverse effect on either the ownership or value of the digital currency assets.

Risks Related to Transaction Authentication

As of the date of these consolidated financial statements, the transfer of digital currency assets from one party to another currently typically relies on an authentication process by an outside party known as a miner. In exchange for compensation, the miner will authenticate the transfer of the currency through the solving of a complex algorithm known as a proof of work, or will vouch for the transfer through other means, such as a proof of stake. Effective transfers of and therefore realization of digital currency is dependent on interactions from these miners. In the event that there were a shortage of miners to perform this function, that shortage could have an adverse effect on either the fair value or realization of the digital currency assets.

Non-Cash Liabilities to be Settled in Tokens

As of the date of these consolidated financial statements, the Company reflected liabilities in the amount of $13.8 million and $13.3 million at December 31, 2023 and 2022, respectively, for promises to distribute tokens in the future. When this liability is settled in the future, and since the issuance of such tokens will have no carrying amount at the time of issuance, the result of this transaction will result in the Company recognizing a future non-cash gain for the same amount as the liability.

As discussed herein, holdings in digital currency assets are subject to current, emerging and potentially significant risks, including, but not necessarily limited to legal, regulatory, market valuation and proof of ownership risks. These risks are described in greater detail in Note 1 to the consolidated financial statements. Users of financial statements for entities that hold digital currency assets should carefully understand, consider and evaluate these and other risks related to digital currency assets, when making investing decisions in such entities. Our opinion is not modified with respect to this matter.

/s/ WithumSmith+Brown, P.C.

New York, NY

April 30, 2024

Hiro Systems PBC and Subsidiaries

Consolidated Balance Sheets

December 31, 2023 and 2022

($ in thousands, except for share amounts)

	December 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$7,653	$19,297
Stablecoin	2,200	—
Loan to third party, current portion	450	500
Right-of-use asset, current portion	323	302
Income tax receivable	44	803
Other current assets	680	522

Total current assets	11,350	21,424
Digital currencies, net	1,998	3,448
Investments, net	17,760	19,270
Loan to third party, net of current portion	—	450
Right-of-use asset, net of current portion	803	1,126
Other assets	720	736

Total assets	$32,631	$46,454

Liabilities
Current liabilities
Token obligations to employees	$4,095	$1,654
Token obligations to others	9,717	11,687
Lease liability, current	358	298
Other current liabilities	2,445	1,809

Total current liabilities	16,615	15,448
Lease liability, net of current portion	830	1,188
Token warrant liabilities	3,593	526
Other liabilities	1,390	1,331

Total liabilities	22,428	18,493

Stockholders’ equity
Series A convertible preferred stock, $0.00001 par value; shares authorized: 4,558,498 at December 31, 2023 and December 31, 2022; shares issued and outstanding: 4,558,498 at December 31, 2023 and December 31, 2022; liquidation preference of $5,519	—	—
Series B convertible preferred stock, $0.00001 par value; shares authorized: 1,940,312 at December 31, 2023 and December 31, 2022; shares issued and outstanding: 627,335 at December 31, 2023 and December 31, 2022; liquidation preference of $ 8,362	—	—
Common stock, $0.00001 par value; shares authorized: 20,000,000 at December 31, 2023 and December 31, 2022; shares issued and outstanding: 9,360,913 at December 31, 2023 and December 31, 2022	—	—
Additional paid-in capital	24,495	23,214
Retained earnings (accumulated deficit)	(14,292)	4,747

Total stockholders’ equity	10,203	27,961

Total liabilities and stockholders’ equity	$32,631	$46,454

The accompanying notes are an integral part of these consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31, 2023 and 2022

($ in thousands)

	2023	2022
Operating (income) expenses
Compensation expenses	$22,273	$15,857
Marketing expenses	1,779	990
General and administrative expenses	4,840	5,448
Research and development expenses	1,464	4,033
Impairment of digital currencies	141	3,284
Gain on sale of digital currencies	(6,134)	(898)

Total expense	24,363	28,714

Operating loss	(24,363)	(28,714)

Nonoperating income (expenses)
Gain on tokens delivered to third parties	168	4,500
Gain on delivery of restricted token units	9,087	9,806
Change in the fair value of token warrant liabilities	(3,067)	4,019
Gain on asset contributed as investment	3,571	490
Realized gain on sale of investment	—	9,983
Net unrealized gain (loss) on investments	(6,302)	8,847
Loss from equity method investments	(73)	—
Other income	2,000	4,364

Total nonoperating income	5,384	42,009

Income (loss) before income taxes	$(18,979)	$13,295

Income tax expense	60	70

Net income (loss)	$(19,039)	$13,225

The accompanying notes are an integral part of these consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Consolidated Statements of Stockholders’ Equity

December 31, 2023 and 2022

($ in thousands, except for share amounts)

	Convertible Preferred Stock				Common Stock			Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity
	Series A		Series B				Additional Paid-In Capital
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2021	4,558,498	$—	—	$—	9,270,092	$—	$14,687	$(9,586)	$5,101
Adjustment resulting from adoption of new accounting standard (Note 1)	—	—	—	—	—	—	(1,108)	1,108	—
Stock-based compensation	—	—	—	—	—	—	1,213	—	1,213
Exercise of stock options	—	—	—	—	90,821	—	60	—	60
Issuance of preferred shares, net of financing costs	—	—	627,335	—	—	—	8,362	—	8,362
Net income	—	—	—	—	—	—	—	13,225	13,225

Balance at December 31, 2022	4,558,498	$—	627,335	$—	9,360,913	$—	$23,214	$4,747	$27,961

Stock-based compensation	—	—	—	—	—	—	1,281	—	1,281
Net loss	—	—	—	—	—	—	—	(19,039)	(19,039)

Balance at December 31, 2023	4,558,498	$—	627,335	$—	9,360,913	$—	$24,495	$(14,292)	$10,203

The accompanying notes are an integral part of these consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2023 and 2022

($ in thousands)

	2023	2022
Cash flows from operating activities
Net income (loss)	$(19,039)	$13,225
Adjustments to reconcile net income (loss) to net cash from operating activities
Gain on tokens delivered to third parties	(168)	(4,500)
Gain on delivery of restricted token units	(9,087)	(9,806)
Gain on sale of digital currencies	(6,134)	(898)
Gain on asset contributed as investment	(3,571)	(490)
Realized gain on sale of investment	—	(9,983)
Net unrealized (gain) loss on investments	6,302	(8,847)
Loss from equity method investments	73	—
Change in fair value of token warrant liabilities	3,067	(4,019)
Other income - noncash	(1,493)	(3,966)
Compensation expenses - noncash	7,744	6,096
Marketing expenses - noncash	3	1
General and administrative expenses - noncash	289	1,046
Research and development expenses - noncash	—	18
Depreciation and amortization	100	53
Amortization of operating lease right-of-use asset	302	286
Stock-based compensation	1,281	1,213
Impairment of digital currencies	141	3,284
Changes in operating assets and liabilities
Income tax receivable	759	2,683
Other current assets	152	(28)
Other assets	(84)	(193)
Other current liabilities	636	(1,403)
Lease liability	(298)	(276)
Other liabilities	58	56

Net cash from operating activities	(18,967)	(16,448)

Cash flows from investing activities
Cash received from repayment of loan	500	—
Purchase of digital currency	—	(1,000)
Proceeds from sales of digital currencies	8,116	4,136
Purchases of fixed assets	—	(214)
Proceeds from sale of fixed assets	—	3
Purchase of investments	(1,400)	(136)
Distribution received from investment	107	—
Proceeds from sale of investment	—	10,000

Net cash from investing activities	7,323	12,789

Cash flows from financing activities
Cash received from the exercise of stock options	—	60
Cash received from issuance of preferred stock, net of financing costs	—	8,362
Cash received from issuance of token warrants, net of financing costs	—	4,545

Net cash from financing activities	—	12,967

Net change in cash and cash equivalents	(11,644)	9,308
Cash and cash equivalents, beginning of year	19,297	9,989

Cash and cash equivalents, end of year	$7,653	$19,297

The following table provides a reconciliation of cash and cash equivalents reported within the accompanying consolidated balance sheets to amounts presented in the consolidated statements of cash flows;

Cash and cash equivalents	$7,653	$19,297

Total amount presented in the consolidated statements of cash flows	$7,653	$19,297

Supplemental noncash investing and financing activities
Digital currency received as repayment of loans (Note 3)	$250	$205

Grant date fair value of token warrants (Note 10)	$—	$4,545

Supplemental disclosure of cash flow information
Cash paid for income taxes (net of refunds)	$(699)	$(2,628)

The accompanying notes are an integral part of these consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

1.	Nature of Business and Summary of Significant Accounting Policies

Nature of Operations

Hiro Systems PBC (the “Company”) is a technology company that (since 2021) is focused on building developer tools for the Stacks and Bitcoin blockchains, including a hosted platform that enables developers of decentralized applications and finance software products to test and deploy smart contracts and decentralized applications on top of the Bitcoin protocol. In March 2023, the Company launched a beta version of its hosted service which enables the creation and deployment of Bitcoin smart contracts directly from a web browser and without the need for any software installations. The Company currently does not charge a fee for the use of this hosted service. The Company is a Delaware public benefit corporation, and its public benefit is to enable an open, decentralized internet which will benefit all internet users by giving them more control over information and computation.

In January 2021 and prior, the Company built a network for decentralized applications (the “Stacks network” or the “network”) using blockchain technologies. The Stacks network brings applications and smart contracts to the Bitcoin blockchain. The Company introduced the Stacks Blockchain and created Stacks Tokens (the “Stacks Tokens” or the “tokens”) which are used to obtain control over the digital assets on the Stacks network and incentivize users of the network to develop, maintain and write transactions to the network.

Basis for Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. For consolidated entities that are less than wholly owned, the third party’s holding of an equity interest is presented as non-controlling interest in the Company’s consolidated balance sheets and consolidated statements of changes in stockholders’ equity. The Company’s wholly owned subsidiaries are outlined below:

Blockstack Token LLC (“Token LLC”) is a Delaware limited liability company and is a wholly owned subsidiary of Hiro Systems PBC. Token LLC was responsible for the issuance and distribution of Stacks Tokens in a prior token offering.

Sidebar Labs, LLC (“Sidebar Labs”) is a Delaware limited liability company and is a wholly owned subsidiary of Hiro Systems PBC. Sidebar Labs makes investments in other companies.

203 Flatiron Property Management LLC is a New York limited liability company and is a wholly owned subsidiary of Sidebar Labs. Its purpose is to manage property for affiliate entities.

Blockstack Europe B.V. is based in the Netherlands and is a wholly owned subsidiary of Hiro Systems PBC. This entity is non-operational as of December 31, 2023.

All significant balances and transactions between the Company and its subsidiaries have been eliminated in consolidation.

Basis of Presentation

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions, which are evaluated on an ongoing basis, that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable at the time under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds in which the Company is exposed to market and credit risk. The Company maintains its cash primarily in bank deposit accounts which at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations and cash flows.

Recently Adopted Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplified the accounting for convertible debt and convertible preferred stock by removing the requirements to separately present certain conversion features in equity. In addition, the amendment also simplified the guidance in Accounting Standard Codification (“ASC”) Subtopic 815-40, Derivatives and Hedging: Contracts in Entity’s Own Equity, by removing certain criteria that must be satisfied in order to classify a contract as equity, which is expected to decrease the number of freestanding instruments and embedded derivatives accounted for as assets or liabilities. Finally, the amendment revised the guidance on calculating earnings per share, requiring use of the if-converted method for all convertible instruments and rescinding an entity’s ability to rebut the presumption. ASU 2020-06 may be adopted through either a modified retrospective method of transition or a fully retrospective method of transition. On January 1, 2022, the Company early adopted ASU 2020-06 using a modified retrospective method. Upon adoption, the following changes resulted:

•

The intrinsic value of the beneficial conversion feature recorded during the year ended December 31, 2016 of $1.1 million was reversed as of the effective date of adoption, thereby resulting in a reduction of additional paid-in capital as of January 1, 2022.

•

The discount amortization expense related to the beneficial conversion feature of $1.1 million, which was recorded during the year ended December 31, 2016, was reversed against opening accumulated deficit.

The adoption of ASU 2020-06 had no impact on the consolidated statements of cash flows.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which was codified with its subsequent amendments as ASC Topic 326, Financial Instruments – Credit Losses (“ASC 326”). ASC 326 seeks to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments, including trade receivables, and other commitments to extend credit held by a reporting entity at each reporting date. The amendments require the Company to replace the incurred loss impairment methodology with a methodology that reflects current expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The adoption of this guidance on January 1, 2023 did not have a material impact on the Company’s consolidated financial statements and disclosures.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

In June 2022, the FASB issued ASU 2022-03 (“ASU 2022-03”), ASC Subtopic 820 (“ASC 820”) Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. ASU 2022-03 amends ASC 820 to clarify that a contractual sales restriction is not considered in measuring an equity security at fair value and to introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value. It applies to both holders and issuers of equity and equity-linked securities measured at fair value. The adoption of this guidance on January 1, 2023 did not have a material impact on the Company’s consolidated financial statements and disclosures.

Recently Issued Accounting Pronouncements – Not Yet Adopted

In December 2023, the FASB issued ASU 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. This ASU is aimed at improving the accounting and disclosures for crypto assets. It requires entities to measure crypto assets at fair value with remeasurement changes recognized through net income. It also requires enhanced disclosures that will help users evaluate the risk and exposure of an entity’s crypto asset holdings. The amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of this pronouncement on its consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). This ASU enhances the transparency of income tax disclosures related to rate reconciliation and income taxes. ASU 2023-09 is effective for annual periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the impact of this pronouncement on its consolidated financial statements and disclosures.

Stablecoin

The Company holds USD Coin (“USDC”) which is a stablecoin. The investment in USDC is accounted for as a financial instrument and classified as a current asset; one USDC can be redeemed for one United States dollar. The USDC holding is disclosed as stablecoin on the consolidated balance sheet as of December 31, 2023 (see Note 3).

Fixed Assets

Fixed assets are recorded at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; major renewals and improvements are capitalized. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the respective assets, which generally range from three to five years for equipment. Fixed assets, net of accumulated depreciation and amortization were $201 thousand and $289 thousand as of December 31, 2023 and 2022, respectively, and are included in other assets on the consolidated balance sheets.

Intangible Assets

Intangible assets are comprised of costs incurred to purchase domain name rights and the cost-basis of digital currencies held.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

Domain Names

Rights to domain names purchased have an estimated remaining useful life and are classified as finite-lived intangible assets. The Company amortizes these assets over the shorter of the legal life or its estimated economic life using the straight-line method. These assets, net of accumulated amortization were $88 thousand and $82 thousand as of December 31, 2023 and 2022, respectively, and are included in other assets on the consolidated balance sheets. The Company has concluded that disclosures related to these intangible assets are not significant to the consolidated financial statements.

Digital Currencies

Digital currencies are recorded at cost less impairment and are classified as indefinite-lived intangible assets. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Each acquisition of Bitcoin and Ether is considered a separate unit of account. The Company tracks the cost of each unit of Bitcoin and Ether when received or purchased when performing impairment testing and recording dispositions either through sale or exchange. The Company will record impairment losses when the fair value falls below the carrying value of the digital currencies as determined using the lowest U.S. dollar spot price of the related digital currency subsequent to its acquisition. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. As part of its digital currency holdings, the Company also holds Stacks Tokens with a carrying value of $0. These tokens were acquired at no cost as part of the Company’s network development activities. For Stacks Tokens received as partial repayment of a loan (see Note 4) and interest on loan (see Note 4), the Company tracks the cost of each unit when received and classifies them as intangible assets subject to impairment.

Derivatives

Derivative contracts derive their value from underlying asset prices, other inputs or a combination of these factors. Derivative contracts are recognized as either assets or liabilities in the consolidated balance sheets at fair value, with changes in fair value recognized as nonoperating income or operating income, depending on whether the derivative activities are part of the Company’s normal operations, in the consolidated statements of operations.

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including warrants to purchase Stacks Tokens (each a “Token Warrant”), to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. The assessment considers whether the instruments, including the Token Warrants, are freestanding financial instruments, whether they meet the definition of a liability, and whether they meet all of the requirements for equity classification, including whether they are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment requires the use of professional judgment. The classification of derivative instruments is re-assessed at the end of each reporting period.

The Token Warrants were issued as part of the Series B Preferred Stock offering and are recognized as derivative liabilities. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to remeasurement at each consolidated balance sheet date until exercised, and any change in fair value is recognized in the Company’s consolidated statements of operations. The fair value of the Token Warrants is calculated using the Black-Scholes model.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

Fair Value Measurements

The Company uses a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements), as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities that the reporting entity can access at the measurement date;

Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly, such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

Level 3: Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company records certain non-monetary transactions, such as the use of Stacks Tokens to pay vendors and employees for services or for grants, at fair value. In addition, the Company assesses the fair value of its digital currency holdings to determine if it is less than their carrying value. The Company also recognizes derivative liabilities related to its Token Warrants at fair value and adjusts the instruments to fair value at each reporting period.

Recurring Fair Value Measurements

As of December 31, 2023 and 2022, the Company had derivative liabilities measured at fair value related to its Token Warrants. These derivative liabilities are classified within Level 3 of the fair value hierarchy because fair value estimate inputs are primarily unobservable and are based on the Company’s assessment of assumptions the market participants would use in pricing the liabilities. The Company will update its assumptions each reporting period based on new developments and record the derivative liabilities at fair value based on the revised assumptions. Changes in fair value of the derivative liabilities are reflected in nonoperating income because the Token Warrants are not part of the Company’s normal operations. See Note 10 for additional information on fair value of the Token Warrant derivatives.

The Company has elected the fair value option for its USDC holdings and is classified as Level 1 as it is valued based upon quoted prices in active markets.

Non-recurring Fair Value Measurements

Impairments of digital currencies are non-recurring fair value measurements. The fair value of Bitcoin, Ether, and certain Stacks Tokens (received as partial repayment of a loan and interest on a loan, see Note 4) is determined using quoted prices on an active exchange, based on a principal market analysis. The Company views a decline in the quoted price to be an indicator of impairment.

The Company provided tokens to vendors in exchange for services, provided restricted token units (“RTUs”) grants to employees and others and provided tokens as grants. These transactions are non-monetary transactions accounted for at fair value, as the Stacks Tokens are intangible assets carried at cost less impairment charges. The Company considers the fair value of Stacks Tokens to be a Level 2 measurement.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

When Stacks Tokens are issued or distributed under the circumstances described above, the Company recognizes an expense equal to the estimated fair value of the Stacks Tokens (the Company has not generally issued tokens in exchange for goods), and a corresponding gain as the Stacks Tokens have no carrying value in the Company’s consolidated financial statements, as they were acquired as part of the Company’s network development activities at no cost. As such, the estimated fair value of the Stacks Tokens generally has no effect on the Company’s net income or loss.

Certain of the Company’s investments are also fair valued based on observable inputs.

Investments

Investments through simple agreements for future equity (“SAFE”) are carried at cost less impairment, if any. For nonmarketable equity securities, the Company carries them at cost less impairment, if any, plus or minus observable price changes for identical or similar securities of the same issuer with such changes recorded in nonoperating income section of the consolidated statements of operations. The Company applies the equity method of accounting for certain investments. The Company’s share of the investee’s underlying net income or loss is recorded as gain or (loss) from equity method investments within nonoperating income on the consolidated statements of operations. Distributions received, if any, reduce the Company’s carrying value of the investee and the cost basis if deemed to be a return of capital.

As of December 31, 2023 and 2022, the Company’s investments have been summarized in the tables below by level to the fair value hierarchy (in thousands).

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2023
SAFE	$—	$—	$3,542	$3,542
Preferred shares	—	4,558	3,658	8,216
Limited partnership interests	—	—	2,014	2,014

	$—	$4,558	$9,214	$13,772

Equity method investments				3,988

Total				$17,760

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2022
SAFE	$—	$—	$3,542	$3,542
Preferred shares	—	11,029	3,658	14,687
Limited partnership interests	—	—	551	551

	$—	$11,029	$7,751	$18,780

Equity method investment				490

Total				$19,270

Reconciliation of investments measured at fair value with the use of significant unobservable inputs (Level 3) for the years ended December 31, 2023 and 2022 (in thousands):

Balance at January 1, 2022	$7,725
Unrealized gain on investments	76
Purchase of investment	136
Transfer out of Level 3	(186)

Balance at December 31, 2022	$7,751

Unrealized gain on investments	63
Purchase of investment	1,400

Balance at December 31, 2023	$9,214

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

Leases

The Company classifies arrangements meeting the definition of a lease as operating or financing leases and are recorded on the consolidated balance sheets as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.

In calculating the right-of-use asset and lease liability, the Company elected to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

Stock-based Compensation

Stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the vesting period of the award. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, its stock-based compensation expense could be materially different in the future. The Company elected to account for its graded vesting awards on a straight-line basis over the requisite service period for the entire award. The Company accounts for forfeitures as they occur.

Token Compensation Expense

Token compensation expense (noncash) arises from grants of RTUs to employees and others. These tokens are from the Company’s treasury of Stacks Tokens and no new tokens are minted or created to provide for these RTUs.

The Company grants employees, contractors and non-employees RTUs that vest quarterly over a four-year period. The Company accounts for the grants of these RTUs as a non-monetary transaction accounted for at fair value. The exchange of RTUs for services is recognized as noncash token compensation expense on a straight-line basis over the requisite service period for each separate vesting portion of the award with a corresponding liability recognized for Stacks Tokens. The liability for Stacks Tokens is recorded at fair value at each reporting period. The token compensation expense related to these RTUs is shown in compensation expenses (for employees and certain contractors) and in general and administrative expenses (for non-employees) on the consolidated statements of operations. The token obligations for awards that have vested but have not yet been delivered are shown as token obligations to employees and token obligations to others on the consolidated balance sheets. On delivery of tokens which takes place after vesting, the Company generally records a noncash gain equal to the total compensation expense recorded as the vested tokens have a $0 carrying value. RTUs are forfeited to the extent that an employee resigns or is terminated prior to the completion of the service period. The Company withholds tokens equivalent to the tax withholding applicable for employees. The withholding tax is remitted by the Company to the tax authorities without liquidating the withheld tokens. Employee tax withholdings amounted to $2.8 million and $1.9 million during the years ended December 31, 2023 and 2022, respectively, and are shown in compensation expenses on the consolidated statements of operations.

Cash-settled Token Compensation Expense

The Company granted token units of Stacks Tokens that settle in cash to certain employees in lieu of RTUs. These grants track the performance of the underlying Stacks Tokens and have similar vesting periods as the RTUs. After vesting these are settled in cash. During the years ended December 31, 2023 and 2022 the expense relating to these grants was $0.7 million and $0.1 million respectively, and is disclosed in compensation expenses on the consolidated statements of operations. The liability for grants vested but not settled in cash was $0.3 million and $23 thousand as of December 31, 2023 and 2022, respectively and is disclosed in on the consolidated balance sheets. During the first quarter of 2024, these grants were terminated, and these employees were granted RTUs.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

Marketing Expenses

Marketing expenses are associated with corporate marketing, public relations, promotional items, and events and conferences. Marketing expenses are expensed as incurred.

General and Administrative Expenses

General and administrative expenses primarily consist of occupancy expenses, professional fees (legal, audit and other professional services), travel and entertainment costs, insurance, printing and postage, information technology costs, filing fees and other miscellaneous expenses. General and administrative expenses also include noncash token compensation expense for non-employees which are a component of professional fees.

Research and Development Expenses

Research and development expenses represent costs incurred to develop a beta version of a hosted platform that will permit developers of decentralized applications to test and deploy smart contracts and decentralized applications on top of the Bitcoin protocol and costs incurred to develop various tools. The costs primarily consist of salaries paid to the Company’s developers.

Income Taxes

The Company uses the asset and liability method of accounting for deferred income taxes. Under this method, deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities at currently enacted tax rates. Valuation allowances are established, if necessary, to reduce a deferred income tax asset to the amount that will more likely than not be realized.

The Company recognizes income tax liabilities from an uncertain tax position only if it is more likely than not that the tax position will not be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The Company is required to file tax returns in the U.S. federal jurisdiction and various states and local municipalities. The Company’s policy is to recognize interest and penalties related to uncertain tax benefits in operating expenses.

Risks Associated with Digital Currencies

Security

The Company currently holds significant amounts of Bitcoin, and security breaches, computer malware and other computer hacking attacks could result in a loss of these assets with no adequate source of recovery. As of December 31, 2023, and 2022, all of the Company’s cryptocurrency holdings of Bitcoin are held with third party custodial services and any transfer of cryptocurrency requires authorization by multiple executive officers and directors of the Company. A single executive officer or director is unable, on his or her own, to transfer any of the Company’s cryptocurrency. The Company has policies and procedures in place in case of death or incapacity on the part of these executive officers and directors.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

Market Volatility

The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Company’s results of operations. The prices of cryptocurrencies, such as Bitcoin, and other digital assets have historically been subject to dramatic fluctuations, and in the event of a decline in value of Bitcoin, the Company’s financial position, results of operations, and cash flows could be materially and adversely affected.

The American Institute of Certified Public Accountants (“AICPA”) has issued non-authoritative guidance entitled Accounting for and Auditing of Digital Assets, which was the result of a working group of participants, including several major accounting firms and the U.S. Government Accountability Office. This guidance, which served to summarize currently accepted accounting practices, indicates that entities that do not otherwise apply specialized industry guidance should currently account for digital assets as indefinite lived intangible assets, recorded at cost and tested for impairment annually or more frequently, if events indicate that it is more likely than not that the asset has been impaired. The guidance further indicates that for any reduction in a digital asset’s fair value, impairment of that asset is appropriate, and any subsequent reversal of the impairment loss is prohibited. Accordingly, amounts reported in these consolidated financial statements as digital assets reflect such impairments, but do not reflect any subsequent recovery in valuation giving rise to the impairment.

Digital Currencies are Currently Unregulated

As of the date of these consolidated financial statements, digital currencies are not subject to specific regulation. Accordingly, there are uncertainties related to the regulatory regimes governing blockchain technologies, cryptocurrencies, digital assets and cryptocurrency exchanges. It is possible that new international, federal, state and local regulations or policies may materially adversely affect the Stacks Blockchain and Stacks Tokens. It is possible that securities regulators may interpret laws in a manner that adversely affects the Company or the value of Stacks Tokens.

Various legislative and executive bodies in the United States and in other countries have already adopted, and may, in the future, adopt laws, regulations or guidance, or take other actions that could severely impact the permissibility of digital assets such as the Stacks Tokens, the technology behind them or the means of transacting in or transferring them. It is difficult to predict how or whether regulatory agencies may apply existing or new regulation with respect to this technology and its applications, including the Stacks Tokens, the Stacks Blockchain and the network. In addition, self-regulatory bodies may be established that set guidelines regarding cryptocurrencies, the Stacks Tokens and the network, which could have similar effects to new policies adopted by government bodies. Recently, the Securities and Exchange Commission (the “SEC”) has increased its enforcement activity in regard to digital assets, including with respect to the Stacks Tokens, and it is difficult to predict what effect this may have on the industry in general and on the Company in particular.

Any future regulatory actions applicable to the Stacks Tokens, the Stacks Blockchain, the network and related activities could severely impact the consolidated financial position, results of operations and cash flows of the Company. The Company may need to restructure operations that utilize the Stacks Tokens or Stacks Blockchain significantly to comply with any new regulation or guidance. These efforts could be costly and could involve fundamentally changing core portions of the Company’s business, operations and network. On the other hand, failure to restructure for compliance adequately or quickly enough could result in regulatory action (such as investigations by the government or a self-regulatory organization or government or private litigation or administrative actions) that requires the Company to spend significant time and effort, which could potentially deplete the Company’s resources. It could also result in negative publicity. Regulatory change could even potentially result in the Stacks Tokens or certain operations being viewed as impermissible, which could result in a need for the Company to dramatically alter or cease activities that utilize the Stacks Tokens. Regulatory action could also affect the rights of the Company, as a holder of Stacks Tokens, for example by severely limiting the ability of holders to transfer or sell their tokens.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

Cryptocurrency networks, blockchain technologies, and coin and token offerings also face an uncertain regulatory landscape in many foreign jurisdictions, including (among others) the European Union, China and Russia. Various foreign jurisdictions may, in the future, adopt laws, regulations or directives that affect the Company. These laws, regulations or directives may conflict with those of the United States or may directly and negatively impact results of operations. The effect of any future regulatory change is impossible to predict, but any change could be substantial and materially adverse to the Company, its results of operations and adoption and value of the Stacks Tokens.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the Company, its results of operations and the Stacks Tokens, including with respect to their value, their liquidity, the ability of purchasers to access marketplaces or exchanges on which to trade the tokens, and the structure, rights and transferability of the Stacks Tokens.

Due to the unpredictable regulatory environment for digital assets, the Company has traditionally incurred high legal costs in order to ensure it remains in compliance with current regulations and as part of its ongoing engagement with the SEC. The Company expects to continue to incur high legal costs for these purposes.

Money Services Business

Under the regulations and guidance of the U.S. Department of Treasury’s Financial Crimes Enforcement Network (“FinCEN”), certain issuers of tokens may need to register as money transmitters, a sub-category of money services businesses, based on their efforts administering or otherwise exchanging tokens that constitute convertible virtual currencies. Convertible virtual currencies are mediums of exchange that operate like currencies but do not have all the attributes of “real” currency, and money transmitters are companies that provide money transmission services or otherwise engage in the transfer of funds (including convertible virtual currencies).

There are a number of exemptions to FinCEN’s money transmitter definition, but if a company is unable to rely on any of those exemptions, then the company must register with FinCEN, adopt an anti-money laundering (“AML”) program, and otherwise comply with FinCEN’s regulations and other federal AML laws (e.g., by filing suspicious activity reports). In addition, money transmitters are subject to licensing requirements and other related obligations under state laws. Complying with federal and state AML laws can be costly, and a company that should have been registered with FinCEN and licensed with state regulators as a money transmitter but that failed to do so can face criminal and civil penalties.

Although the Company should not be deemed a money transmitter or otherwise be affirmatively subject to AML registration requirements under federal or state laws because it is not providing money transmission services or otherwise engaging in the transfer of funds, it is possible FinCEN or the U.S. Department of Justice (the “DOJ”), which enforces federal AML laws, could disagree once the Company is no longer regulated or examined by the SEC. The Company has not consulted with FinCEN on the application of its convertible virtual currency guidance to the Company. If FinCEN, the DOJ or any state regulator determine that the Company should have registered or obtained licenses as a money transmitter, then the Company could incur significant costs to comply with federal and state laws that apply to money transmitters and could potentially face criminal or civil penalties, which could adversely affect its operations.

Other

In 2018, the Company released the Hiro Wallet (then known as the Stacks Wallet), a non-custodial wallet that allowed users to store and transfer digital assets and cryptocurrencies, including Bitcoin, Stacks Tokens, and non-fungible tokens. It was the Company’s position that the Hiro Wallet was not required to register as a money transmitter, was not required to register as a transfer agent under the Securities and Exchange Act of 1934,

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

as amended (the “Exchange Act”), was not a clearing agency under the Exchange Act, and should not be viewed as an exchange or an alternative trading system under the Exchange Act. Additionally, the Company does not consider itself to be an investment company. On August 30, 2023, the Company sold its interest in the Hiro Wallet to another entity in exchange for a minority membership interest in that entity (see Notes 2 and 11).

2.	Investments

During the year ended December 31, 2023, the Company invested approximately $5.0 million (of which $1.4 million was in cash and $3.6 million was noncash) in various startup companies. These investments consisted of: (i) a minority membership interest of $3.6 million in an entity that is focused on driving the transition to a digital economy built on Bitcoin. The investment was made through a transfer of intellectual property rights of the Hiro Wallet with a fair value of $3.6 million (see Note 11); and (ii) an investment of $1.4 million in cash in an existing investment.

During the year ended December 31, 2022, the Company invested approximately $0.6 million (of which $0.1 million was in cash and $0.5 million was noncash) in various startup companies. These investments consisted of: (i) a minority membership interest of $0.5 million in a joint venture founded with three other parties. The investment was made through a transfer of intellectual property rights of an application developed by the Company with a fair value of $0.5 million (see Note 11). The joint venture is focused on applications designed to expand and grow Bitcoin’s utility; and (ii) an investment of $0.1 million in cash in an existing investment.

During the year ended December 31, 2022, one of the Company’s investments was revalued to its fair market value due to additional financing rounds and the changes in the macro cryptocurrency economy. This investment was recorded on the consolidated balance sheet at approximately $10.7 million as of December 31, 2022 after accounting for a partial sale of the investment (see below). During the year ended December 31, 2022, the Company revalued two more of its investments pursuant to additional financing rounds undertaken by the startups and also due to changes in the macro cryptocurrency economy. During the year ended December 31, 2023, three of the Company’s investments were revalued to their fair market values due to changes in the macro cryptocurrency economy. The above revaluations (amounting to unrealized losses of $6.5 million on Level 2 investments), in combination with others (amounting to unrealized gains of $0.2 million on Level 3 investments), resulted in net unrealized losses of $6.3 million for the year ended December 31, 2023 and net unrealized gains of $8.8 million for the year ended December 31, 2022, and are disclosed in the nonoperating income section of the consolidated statements of operations. Additionally, during the year ended December 31, 2023, the Company recognized its share of loss in equity method investments of $73 thousand which is disclosed in the nonoperating income section of the consolidated statement of operations.

During the year ended December 31, 2022, the Company sold a portion of its investment in a startup for approximately $10.0 million, resulting in a realized gain of approximately $10.0 million.

3.	Digital Currencies

As of December 31, 2023, the Company holds Bitcoin which is disclosed as digital currencies on the consolidated balance sheets. As of December 31, 2022, the Company held Bitcoin, Ether (all sold in 2023), and certain Stacks Tokens (those received as interest on a loan, see Note 4). The Company considers these digital currencies to be intangible assets and records them at cost less impairment. The Company evaluated the digital currencies for impairment by using publicly traded prices of Bitcoin, Ether and Stacks Tokens. During the years ended December 31, 2023 and 2022, the Company recorded impairment charges of $0.1 million and $3.3 million, respectively, on the consolidated statements of operations.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

The following table presents additional information about digital currencies (in thousands):

Balance at January 1, 2022	$5,668
Impairment	(3,284)
Digital currency purchased	1,000
Digital currencies sold	(3,347)
Digital currency received as repayment of loan	205
Digital currency earned (Note 10)	3,959
Digital currency paid as bonus	(760)
Digital currency received as interest (Note 4)	7

Balance at December 31, 2022	$3,448

Impairment	(141)
Digital currencies sold	(2,203)
Digital currency received as repayment of loan (Note 4)	250
Digital currency used for RTU delivery	(196)
Digital currency earned (Note 10)	1,199
Digital currency paid as bonus	(366)
Digital currency received as interest (Note 4)	7

Balance at December 31, 2023	$1,998

The Company pays bonuses to its employees and subcontractors in Bitcoin. During the year ended December 31 2023, the Company paid Bitcoin with a balance sheet carrying value of $0.4 million paid as bonus. The Company recognized a gain of approximately $0.1 million on this transaction which is included in gain on sale of digital currencies on the consolidated statement of operations. As of December 31, 2023, the Company’s digital currencies include amounts reserved for accrued bonuses with a balance sheet carrying value of approximately $70 thousand. During the year ended December 31, 2022, the Company paid Bitcoin with a balance sheet carrying value of $0.8 million as bonus. The Company recognized a gain of approximately $0.1 million on this transaction which is included in gain on sale of digital currencies on the consolidated statement of operations. As of December 31, 2022, the Company’s digital currencies included amounts reserved for accrued bonuses with a balance sheet carrying value of approximately $0.3 million.

During the year ended December 31, 2023, the Company recorded a gain of $6.1 million on the sale of $8.9 million of digital currencies and from payment of bonuses in Bitcoin. The carrying value of the digital currencies sold and paid out was $2.8 million ($2.2 million for outright sales). During the year ended December 31, 2022, the Company recorded a gain of $0.9 million on the sale of $5.0 million of digital currencies and from payment of bonuses in Bitcoin. The carrying value of the digital currencies sold and paid out was $4.1 million ($3.3 million for outright sales).

During the year ended December 31, 2023, the Company (i) sold 2.5 million Stacks Tokens for $1.5 million (at $0.60 per token) to non-US persons in a private placement exempt from the registration requirements of the Securities Act of 1933 (the “Securities Act”), under Regulation S; (ii) sold 2.5 million Stacks Tokens for $1.5 million (at $0.60 per token) to an accredited investor in a private placement exempt from the registration requirements of Section 4(a)(2) of the Securities Act. Since the Stacks Tokens have a balance sheet carrying value of $0 the Company recorded a total gain of $3.0 million for both of the above transactions which is included in gain on sale of digital currencies on the consolidated statement of operations for year ended December 31, 2023; and (iii) sold 2 million Stacks Tokens for USDC worth $2.2 million (at $1.10 per token) to a non-US Person in a private placement exempt from the registration requirements of the Securities Act, under Regulation S. The USDC received is disclosed as a stablecoin on the consolidated balance sheet as of December 31, 2023. The Company delivered the Stacks Tokens to the buyer in January 2024 and therefore no gain on sale of digital currencies was recorded for this transaction during the year ended December 31, 2023. A liability for the tokens to be delivered of $2.2 million is disclosed as token obligations to others on the consolidated balance sheet as of December 31, 2023.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

During 2023, the Company used the Stacks Tokens that were received as partial repayment of loan (see Note 4) and as interest on a loan (see Note 4) to deliver RTUs to employees. Therefore, as of December 31, 2023 the Company did not have any Stacks Tokens with a balance sheet carrying value greater than $0 on its consolidated balance sheet.

4.	Loans to Third Parties

In 2020, pursuant to certain agreements entered into with a non-profit foundation the Company provided the non-profit foundation with a three-year loan of approximately $1.0 million at an interest rate of 0.17%. During 2023, the non-profit foundation repaid $0.5 million of the loan, half of which was received in cash and the other half was repaid via the delivery of Stacks Tokens to the Company. The Company recorded the tokens received as partial repayment of loan as intangible assets subject to impairment review. The entire loan amount outstanding is disclosed as a current asset on the consolidated balance sheet as of December 31, 2023. As of December 31, 2022, the loan amount payable through end of 2023 was disclosed as a current asset and the remainder of the balance was disclosed as a noncurrent asset on the consolidated balance sheet.

In 2021, the Company provided a loan of 10 million Stacks Tokens with an interest rate of 0.13% over 5 years to a startup. The startup has an option to purchase up to 2 million Stacks Tokens at a pre-determined price from the tokens that are loaned to them. The loan had no impact on the consolidated financial statements as the tokens have a carrying value of $0. During 2022 and 2023, pursuant to the loan agreement, the startup repaid part of the loan amount (a total of 1.6 million Stacks Tokens). The startup also paid interest denominated in Stacks Tokens which was recorded by the Company as noncash interest income (income recognition criteria was met at the time of delivery and these tokens were valued using the token price on the delivery date) and disclosed in other income on the consolidated statements of operations for the years ended December 31, 2023 and 2022. The Company recorded the tokens received as interest income as intangible assets subject to impairment review. This loan was fully repaid in first quarter of 2024 (see Note 13).

5.	Grants to Third Parties

In prior years, as part of its effort to cultivate a decentralized Stacks ecosystem the Company entered into transactions with various entities that support the Stacks ecosystem and that are not related parties with respect to the Company and with other third parties. There were no token grants to third parties in 2023 and 2022.

In 2020, the Company entered into an agreement with a non-profit research university to support research and education in the field of decentralized internet and cryptocurrencies. Under this agreement, the Company was obligated to transfer approximately 31 million Stacks Tokens that had a fair value of $6.4 million when the agreement was executed. The Company transferred approximately 6 million tokens in 2021. No tokens were transferred during 2022 and 2023. As of December 31, 2023 and December 31, 2022, token grants payable of $4.0 million are disclosed as token obligations to others on the consolidated balance sheets.

In 2020, the Company entered into an agreement with an entity whose mission is to develop communities for digital asset ecosystems including the Stacks ecosystem. Under this agreement, the Company was obligated to transfer 30 million Stacks Tokens that had a fair value of $5.3 million when the agreement was executed. During the year ended December 31, 2022, the Company transferred 12 million tokens (and 18 million tokens during 2021) thus fulfilling its obligation to the entity. During the year ended December 31, 2022, the Company recorded noncash gain of $2.1 million related to these tokens which is disclosed in nonoperating income on the consolidated statements of operations (see Note 12).

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

In 2021, the Company entered into agreements with two different non-profit research universities to provide grants of 5 million Stacks Tokens to each of them in order to support research and education in computer science and in the fields of decentralized internet and cryptocurrencies. The fair values of these two grants on the date the agreements were executed were $2.4 million and $2.5 million. During the year ended December 31, 2022, the Company transferred 4.9 million tokens (and 0.1 million in 2021) to one of the universities thus fulfilling its obligation to that university. No tokens were transferred in 2023. Noncash gains of $0 and $0.4 million were recorded pertaining to the token transfers during the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023 and December 31, 2022, token grants payable of $2.5 million are disclosed as token obligations to others, on the consolidated balance sheets.

6.	Leases

In November 2021, the Company leased office space in New York. The term of the lease is from November 1, 2021 through March 31, 2027.

The following summarizes quantitative information about the Company’s operating leases (dollars in thousands):

	For the Years Ended December 31,
	2023	2022
Operating leases
Operating lease cost	$384	$384

	For the Years Ended December 31,
	2023	2022
Operating cash flows from operating leases	$380	$375
Right-of-use assets exchanged for operating lease liabilities	$—	$—
Discount rate - operating leases	6.0%	6.0%

Maturities of the Company’s operating lease liabilities, are as follows (in thousands):

Year ending December 31, 2024	$419
Year ending December 31, 2025	389
Year ending December 31, 2026	394
Year ending December 31, 2027	109

Total	1,311
Less: Present value discount	(123)

Operating lease liabilities	$1,188

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

7.	Income Taxes

The components of the income tax provision as of December 31, 2023 and 2022 are as follows (in thousands):

	For the Years Ended December 31,
	2023	2022
Current
Federal	$(22)	$4
State	60	62
Foreign	22	4

	60	70
Deferred
Federal	3,704	(957)
State	1,026	703

	4,730	(254)
Valuation Allowance	(4,730)	254

Income tax provision	$60	$70

The reconciliation between the statutory and effective income tax rates at December 31, 2023 and 2022 are comprised of the following:

	For the Years Ended December 31,
	2023	2022
Federal statutory income tax rate	21%	21%
State income taxes, net of federal tax benefit	4%	(4%)
Gain on tokens delivered	10%	(22%)
Unrecognized tax benefits	(11%)	22%
Return to provision	1%	(8%)
Fair value adjustment of Token Warrants	(3%)	(6%)
Other	2%	0%
Change in valuation allowance	(25%)	(2%)

Income tax provision	0%	1%

The tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities at December 31, 2023 and 2022 are comprised of the following (in thousands):

	As of December 31,
	2023	2022
Deferred income tax assets
Net operating losses	$17,539	$12,771
Impairment of digital currencies	483	549
Stock compensation expense	438	299
Lease liability	346	390
Restricted token units	2,869	3,025
Other	90	79
Research credit carryforward	1,977	685
Research expense	3,374	2,408

Total deferred income tax assets	27,116	20,206
Valuation allowance	(9,646)	(4,915)

Total deferred income tax assets, net of allowance	17,470	15,291
Deferred income tax liabilities
Right-of-use asset	(328)	(375)
Uncertain tax positions	(14,213)	(11,427)
Investments	(2,920)	(3,273)
Other	(9)	(216)

Total deferred income tax liabilities	(17,470)	(15,291)

Deferred income tax assets, net of allowance	$—	$—

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

As of December 31, 2023, the Company had approximately $64.7 million of net operating loss (“NOL”) carryforwards available for federal tax purposes. The NOLs are limited to 80% utilization against taxable income and carried forward indefinitely. As of December 31, 2023, the Company also had approximately $73.5 million of state NOL carryforwards. As of December 31, 2023, the Company had approximately $2.0 million of research and development credit carryforwards available for federal and state tax purposes. The federal credits will begin to expire in 2041 and the state credits will begin to expire in 2026.

For the years ended December 31, 2023 and 2022, the Company recorded unrecognized tax benefits and related interest and penalties amounting to a total of $16.6 million and $13.6 million, respectively, which are disclosed as other liabilities and deferred income tax assets, as applicable, on the consolidated balance sheets as of December 31, 2023 and 2022. The Company does not expect the change in unrecognized tax benefits over the next twelve months to materially impact its results of operations and financial position. The components of the unrecognized tax benefits as of December 31, 2023 and 2022 are as follows (in thousands):

	For the Years Ended December 31,
	2023	2022
Beginning of the year	$13,564	$9,667
Increase - prior year positions	170	56
Increase - current year positions	2,889	3,841

End of the year	$16,623	$13,564

In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and taxing strategies in making this assessment. Management does not believe it is more likely than not that the deferred income tax assets will be realized. Accordingly, a full valuation allowance has been established and no deferred income tax assets and related tax benefits have been recognized in the accompanying financial statements.

The effects of these claims are included in the provision for income taxes on the consolidated financial statements. The net change in valuation allowance during the year ended December 31, 2023 was $4.7 million.

8.	Token Compensation

The noncash token compensation expense relating to RTUs granted to employees and certain contractors amounted to $7.5 million and $5.2 million for the years ended December 31, 2023 and 2022, respectively, and is disclosed in compensation expenses on the consolidated statements of operations. The token compensation expense related to RTUs granted to non-employees amounted to $0.3 million and $0.9 million for the years ended December 31, 2023 and 2022, respectively, and is disclosed in general and administrative expenses on the consolidated statements of operations. The related noncash gain on all the RTU grants amounted to $9.1 million and $9.8 million for the years ended December 31, 2023 and 2022, respectively, and is disclosed as gain on delivery of restricted token units on the consolidated statements of operations. The liability for tokens vested but not delivered to employees and certain contractors was $4.1 million and $1.7 million at December 31, 2023 and December 31, 2022, respectively, and is disclosed as token obligations to employees on the consolidated balance sheets. The liability for tokens vested but not delivered to non-employees was $37 thousand (all due to a director of the Company) and $4.0 million (all due to two directors of the Company) as of December 31, 2023 and December 31, 2022, respectively, and is disclosed as tokens obligations to others on the consolidated balance sheets. The payroll tax liability for tokens vested but not delivered was $1.4 million and $0.5 million as of December 31 2023 and December 31, 2022, respectively, and is disclosed in other current liabilities on the consolidated balance sheets.

9.	Stockholders’ Equity

Authorized Capital

The common stock issued and outstanding as of December 31, 2023 and December 31, 2022 was 9,360,913 with a $0.00001 par value.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

During the year ended December 31, 2022, the Company (i) amended and restated its certificate of incorporation which authorized the issuance of 20,000,000 shares of common stock, $0.00001 par value per share, and 6,498,810 shares of preferred stock, $0.00001 par value per share, of which 1,940,312 was designated as Series B Preferred Stock and (ii) issued 627,335 of convertible Series B Preferred Stock at a purchase price of $20.62 per share for aggregate proceeds of $12.9 million of which $8.4 million was allocated to equity after deducting the allocation for Token Warrants and financing costs. The Company issued Token Warrants in connection with this raise which is discussed in Note 10.

The holders of preferred stock (“Preferred Shareholders”) have the rights, preferences, privileges, and restrictions as set forth below:

Voting Rights

Preferred Shareholders are entitled to one vote for each share of common stock into which such convertible preferred stock could then be converted. Each holder of common stock is entitled to one vote for each share held.

Dividends Rights

The common stockholders, including restricted stock award holders, shall be entitled to receive dividends when and if declared by the Company’s board of directors. The holders of each series of convertible preferred stock are entitled to receive noncumulative dividends, when and if declared by the Company’s board of directors, in preference to the holders of common stock and any stock ranking junior to the series of convertible preferred stock, at an annual rate of 8% of the original issue price, as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like. After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of common stock and convertible preferred stock on a pro rata basis in proportion to the greatest whole number of shares of common stock which would be held by each such holder if all shares of convertible preferred stock were converted at the then-effective conversion rate.

Liquidation Rights

In the event the Company is liquidated either voluntarily or involuntarily (“Liquidation Event”), or if any event occurs that is deemed a liquidation pursuant to the Company’s certificate of incorporation, each holder of convertible preferred stock will be entitled to receive a liquidation preference out of any proceeds from the liquidation before any distributions are made to the holders of common stock. The liquidation preference for each share of convertible preferred stock is equal to the greater of (i) the Series A or B original issue price, or (ii) the amount per share that would have been payable had all convertible preferred stock been converted into common stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the convertible preferred stock are insufficient to permit the payment to such holders of the liquidation preference, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the convertible preferred stock in proportion to the full amounts they would otherwise be entitled to. After the payment to the holders of convertible preferred stock, the entire remaining assets of the Company will be distributed with equal priority and pro rata among the holders of the common stock in proportion to the number of shares of common stock held by them.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

Protective Provisions

So long as at least 2,288,977 shares of convertible preferred stock remain outstanding (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), the Company will not take any of the following actions without the vote or written consent of the holders of a majority of the shares of common stock (on an as-converted-to-common stock basis) of the Company: (i) voluntarily liquidate or dissolve, (ii) amend, waive or alter any provision of the certificate of incorporation or its bylaws, (iii) increase or decrease the total number of authorized shares of preferred or common stock, or the existing stock option plan, (iv) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, (v) increase or decrease the size of the board of directors, or (vi) declare or pay any distribution of common share prior to distribution to preferred shares.

Conversion Rights

Each share of convertible preferred stock is convertible, at the option of the holder thereof, at any time after the date of issuance of the stock, into a number of shares of common stock equal to the applicable original issue price of that share divided by the applicable conversion price of each preferred round, provided, however, that the conversion price for the preferred stock is subject to adjustment for certain dilutive issuances, splits and combinations as defined in the certificate of incorporation. As of December 31, 2023 and December 31, 2022, each series of convertible preferred stock is convertible into one share of the Company’s common stock. Each share of preferred stock will automatically be converted into fully paid, non-assessable shares of common stock at the conversion price then in effect at the time for such series of preferred stock immediately upon the earlier of (i) the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act provided that the aggregate gross proceeds to the Company are not less than $25,000,000 or (ii) upon the receipt by the Company of a written request for such conversion from a vote of the holders of a majority of the convertible preferred stock then outstanding (voting as a single class and on an as-converted-to common stock basis), or if later, the effective date of such conversion.

Stock-Based Compensation

Options Issued

Terms of the Company’s stock-based compensation are governed by the Company’s 2016 Equity Incentive Plan (the “Plan”). The Plan permits the Company to grant non-statutory stock options, incentive stock options and other equity awards to the Company’s employees, directors and consultants. The contractual life for all options issued under the Plan is 10 years. As of December 31, 2023, the Plan authorized grants of up to 3,816,264 shares of common stock. As of December 31, 2023, 1,414,557 shares remain available for issuance under the Plan.

Options Valuation

The Company calculates the fair value of stock-based compensation awards granted to employees and nonemployees using the Black-Scholes option-pricing method. If the Company determines that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by regulators, the fair value calculated for the Company’s stock options could change significantly. Higher volatility and longer expected lives would result in an increase to stock-based compensation expense to non-employees determined at the date of grant.

The fair value of each stock option granted has been determined using the Black-Scholes option-pricing model.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

The material factors incorporated in the Black-Scholes model in estimating the fair value of the options granted for the periods presented were as follows:

	Years Ended December 31,
	2023	2022
Dividend yield	0.00%	0.00%
Expected price volatility	87.89% - 90.26%	87.08% - 89.50%
Risk-free interest rate	3.45% - 4 84%	3.02% - 4.30%
Expected term	5.9 - 6.1	5.5 - 6.1
Stock price	$5.84 - $7.65	$5.84 - $7.51

•	Expected dividend yield - The expected dividend is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends on the Company’s common stock.

•

Expected stock-price volatility - The expected volatility is derived from the average historical volatilities of publicly traded companies within the Company’s industry that the Company considers to be comparable over a period approximately equal to the expected term.

•

Risk-free interest rate - The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term.

•

Expected term - The expected term represents the period that the stock-based awards are expected to be outstanding. The Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore, the Company estimates the expected term for incentive stock options by using the simplified method provided by the SEC and uses the contractual life for non-qualified stock options. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

The Company will continue to use judgment in evaluating the expected volatility, expected terms and forfeiture rates utilized for the Company’s stock-based compensation calculations on a prospective basis.

The following table summarizes stock option activities for the years ended December 31, 2023 and 2022:

	Options	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2022	2,292,871	$2.50	$9,453	5.91
Granted	537,783	7.51	—	9.99
Exercised	(90,821)	0.65	—	—
Forfeited/Expired	(291,067)	3.75	—	—

Outstanding at December 31, 2022	2,448,766	$3.48	$6,866	6.23
Granted	123,826	5.84	—	—
Exercised	—	—	—	—
Forfeited/Expired	(427,995)	2.74	—	—

Outstanding at December 31, 2023	2,144,597	$3.77	$8,328	5.63

Exercisable at December 31, 2023	1,670,579	$2.95	$7,849	4.84

As of December 31, 2023, the Company had unrecognized stock-based compensation expense related to options of $2.2 million with a weighted average vesting period of approximately 2.2 years. The weighted average grant date fair value of options granted during the years ended December 31, 2023 and 2022 was $4.42 per share and $5.57 per share, respectively.

The Company recognizes stock-based compensation expense in compensation expenses on the consolidated statements of operations. Such expenses amounted to $1.3 million and $1.2 million for the years ended December 31, 2023 and 2022, respectively.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

10.	Token Warrants

As part of the Series B Preferred Stock offering (see Note 9), the Company issued approximately 3.2 million Token Warrants with an exercise price of $0.82 per Stacks Token. Each Token Warrant entitles the holder to purchase up to the holder’s portion of Stacks Tokens within 90 days following the exercise date. The exercise date of the Token Warrants is four years following issuance.

The fair value of the Token Warrants issued in connection with the Series B Preferred Stock offering is measured using the Black-Scholes model at each measurement date. For the year ended December 31, 2023, the Company recognized a change to the consolidated statement of operations resulting from an increase in the fair value of Token Warrant liabilities of approximately $3.1 million. As of December 31, 2023, the fair value of the Token Warrant liabilities is $3.6 million. For the year ended December 31, 2022, the Company recognized a change to the consolidated statement of operations resulting from a decrease in the fair value of Token Warrant liabilities of approximately $4.0 million. As of December 31, 2022, the fair value of the Token Warrant liabilities was $0.5 million.

The following table provides the quantitative inputs to the Black-Scholes model used in estimating the fair value of the Level 3 Token Warrant liabilities:

	As of December 31,
	2023	2022
Exercise price	$0.82	$0.82
Token price	$1.50	$0.21
Expected volatility of the token price	119.2%	151.8%
Expected life of warrants	2.14	4.0
Risk-free interest rate	4.20%	3.99%

The following table sets forth a summary of the changes in the fair value of the Level 3 Token Warrant liabilities at December 31, 2023 and 2022 (in thousands):

Fair value upon issuance	$4,545
Change in fair value	(4,019)

Fair value as of December 31, 2022	$526
Change in fair value	3,067

Fair value as of December 31, 2023	$3,593

11.	Related Parties

The Company’s chairman of the board is: (i) the chief executive officer of, and owns membership interests in, an entity that is the managing member (the “Managing Member”) of a special purpose vehicle (the “SPV”) and (ii) the chief executive officer, director and stockholder of a corporation (the “Corporation”). The SPV is an investor in the Corporation.

A former director of the Company (the director resigned from the Company in April 2023) (i) owns membership interests in the Managing Member and (ii) is a director and stockholder of the Corporation.

The Managing Member, the SPV and the Corporation are all related parties with respect to the Company.

In 2021, the Company entered into an agreement to loan 50 million Stacks Tokens to the SPV, an entity whose mission is to grow the Bitcoin ecosystem. The loan is for a period of five years with an interest rate of 1% per annum payable in Stacks Tokens, commencing twelve months after the date of the loan. During the year ended December 31, 2022, the Company transferred 40 million Stacks Tokens to the SPV as a loan.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

Pursuant to the loan agreement, the SPV has the option of buying out a portion of the loan at a pre-determined price. Any loan amount that is bought out converts to equity in the SPV. During 2022, the loan agreement was amended such that the loan repayment would commence twenty-four months following the date of the loan. The loan had no impact on the consolidated financial statements as the tokens have a balance sheet carrying value of $0. None of the loaned Stacks Tokens have been bought out and converted to equity as of December 31, 2023. During the years ended December 31, 2023 and December 31, 2022, the Company recorded accrued interest (noncash, denominated in Stacks Tokens) on the loan of approximately $0.3 million and $53 thousand, respectively which is disclosed in other income on the consolidated statement of operations.

The Corporation reimburses the Company for partial use of the Company’s office space. Such reimbursements amounted to $96 thousand and $48 thousand for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023 and December 31, 2022, there were no receivables from the Corporation.

As referenced in Note 2, during the year ended December 31, 2023, the Company contributed an asset with a fair value of $3.6 million to an entity in exchange for a minority membership interest. The Corporation holds a majority membership interest in this entity.

As referenced in Note 2, during the year ended December 31, 2022, the Company contributed an asset with a fair value of $0.5 million to a joint venture in exchange for a minority membership interest. The Corporation holds a minority membership interest in the joint venture.

12.	Nonoperating Income

For the year ended December 31, 2023, nonoperating income primarily consisted of the following:

A noncash gain from tokens delivered to third parties of $0.2 million ($4.5 million in 2022) that consisted of tokens provided to vendors for services and token grants to third parties (applicable only for 2022—see Note 5). In connection with these gains, the Company also recorded noncash expenses of $0 ($0.2 million in 2022) on the consolidated statements of operations.

Noncash gains on delivery of tokens granted through a RTU arrangement to employees and others of $9.1 million ($9.8 million in 2022). In connection with this gain, the Company also recorded a noncash token compensation expense of $7.5 million in compensation expenses ($5.2 million in 2022) and a noncash token compensation expense related to non-employees of $0.3 million ($0.9 million in 2022) in general and administrative expenses on the consolidated statements of operations.

A change (expense) in the fair value of token warrant liabilities of $3.1 million ($4.0 million gain in 2022) on revaluation of the token warrant liability to its fair value (see Note 10).

A noncash gain of $3.6 million ($0.5 million in 2022) on the contribution of a noncash asset as investment (see Note 2).

Unrealized loss on investments due to revaluation of investments of $6.3 million ($8.8 million unrealized gain in 2022).

Loss on equity method investments of $73 thousand ($0 in 2022).

During the year ended December 31, 2022, the Company also recorded a realized gain of $10.0 million on partial sale of investment in startup. No such realized gains were recorded during the year ended December 31, 2023.

Hiro Systems PBC and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

Other income of $2.0 million ($4.4 million in 2022) primarily consisting of digital currency earned (Bitcoin) by participating in the Stacks Blockchain’s consensus process of $1.2 million ($4.0 million in 2022) with the remaining balance consisting of interest income and noncash interest income on loans denominated in Stacks Tokens.

13.	Subsequent Events

Management has evaluated subsequent events occurring after the consolidated balance sheet date through the date of April 30, 2024, the date for which the consolidated financial statements were issued. Based upon this evaluation, management has determined that no subsequent events have occurred other than noted below.

In January and February of 2024, the Company received 6.4 million Stacks Tokens and $3.4 million in cash as full repayment of a Stacks Token-denominated loan (see Note 4).

In the first quarter of 2024, the Company sold Bitcoin for $3.7 million for a realized gain of $2.6 million.

In April 2024, the Company sold 1.5 million Stacks Tokens for $4.5 million (at $3.00 per token) to a non-US person in a private placement exempt from the registration requirements of the Securities Act, under Regulation S. The Company also sold 4.0 million Stacks Tokens for $9.2 million (at $2.30 per token) to non-US accredited investors in a private placement exempt from the registration requirements of Section 4(a)(2) of the Securities Act.

In April 2024, the Company entered into an agreement with a non-profit entity whereby the Company granted 8.0 million Stacks Tokens and $3.0 million in cash. The non-profit entity was created with the mission of supporting the education of Bitcoin applications and Bitcoin Layer 2s that enable the use of Bitcoin.

Item 8.	Exhibits

Exhibit Number		Description

2.1	#	Amended and Restated Certificate of Incorporation of Hiro Systems PBC, filed as exhibit 2.1 to the Form 1-U filed by the Company on July 7, 2022

2.2	#	Bylaws of Hiro Systems PBC, filed as exhibit 2.3 to the Form 1-A filed by the Company on July 11, 2019

3.1	#	Simple Agreement for Future Tokens, filed as exhibit 3.1 to the Form 1-A filed by the Company on July 11, 2019

3.2	#	Smart contract for the Stacks Token, filed as exhibit 3.5 to the Form 1-A filed by the Company on July 11, 2019

4.1	#	Form of Subscription Agreement, filed as exhibit 4.1 to the Form 1-A filed by the Company on July 11, 2019

4.2	#	Form of voucher, filed as exhibit 4.3 to the Form 1-A filed by the Company on July 11, 2019

6.1	†#	2016 Equity Incentive Plan of Half Moon Labs Inc. (including form of stock option agreement), filed as exhibit 6.1 to the Form 1-A filed by the Company on July 11, 2019

6.2	†#	Form of Indemnification Agreement of Hiro Systems PBC (used for Muneeb Ali, Albert Wenger, Diwaker Gupta and Jaswinder Pal Singh), filed as exhibit 6.5 to the Form 1-A filed by the Company on July 11, 2019

6.3	†#	Form of Indemnification Agreement of Hiro Systems PBC (used for Alex Miller, Saurabh Pathak and Julia Austin), filed as exhibit 6.3 to the Form 1-K filed by the Company on April 28, 2023

6.4	#	Form of Hiro Systems PBC Restricted Token Unit Agreement, filed as exhibit 6.7 to the Form 1-A filed by the Company on July 11, 2019

6.5	#	Purchase Agreement for Deferred Delivery Agreement dated as of January 17, 2019 by and between New Internet Labs Limited and Blockstack Token LLC (includes Deferred Delivery Agreement, dated as of January 17, 2019, by and between New Internet Labs Limited and Blockstock Token LLC), filed as exhibit 6.13 to the Form 1-A filed by the Company on July 11, 2019

6.6	#	Form of Deferred Delivery Agreement to be used in concurrent Regulation S Offering (includes form of Deferred Delivery Agreement to be used in concurrent Regulation S Offering), filed as exhibit 6.14 to the Form 1-A filed by the Company on July 11, 2019

6.7	#	Amended and Restated Investors’ Rights Agreement, dated February 16, 2022, by and among Hiro Systems PBC and the investors named therein, filed as exhibit 6.2 to the Form 1-U filed by the Company on February 18, 2022

6.8	#	Amended and Restated Right of First Refusal and Co-Sale Agreement, dated February 16, 2022, by and among Hiro Systems PBC and the investors and key holders named therein, filed as exhibit 6.3 to the Form 1-U filed by the Company on February 18, 2022

6.9	#	Amended and Restated Voting Agreement, dated June 30, 2022, by and among Hiro Systems PBC and the investors and key holders named therein, filed as exhibit 6.1 to the Form 1-U filed by the Company on July 7, 2022

6.10	#	Hiro Systems PBC Form of Offer Letter for Full-time Employment, filed as exhibit 6.18 to the Form 1-A filed by the Company on July 11, 2019

6.11	#	Series B Preferred Stock Purchase Agreement, dated February 16, 2022, by and among Hiro Systems PBC and the investors named therein, filed as exhibit 6.1 to the Form 1-U filed by the Company on February 18, 2022

6.12	#	Asset Purchase Agreement dated August 30, 2023, by and between Hiro Systems PBC and Leather Wallet LLC, filed as exhibit 99.1 to the Form 1-U filed by the Company on September 6, 2023

6.13	#	Limited Liability Company Agreement of Leather Wallet LLC dated August 30, 2023, by and among Hiro Systems PBC, Nassau Machines, Inc., certain former employees of Hiro Systems PBC and each person subsequently admitted as a member of Leather Wallet LLC in accordance with the terms thereof, filed as exhibit 99.2 to the Form 1-U filed by the Company on September 6, 2023

10.1	#	Power of Attorney, included on the signature page hereto

11.1		Consent of WithumSmith+Brown, P.C., filed herewith

11.2	#	Consent of Foresight Valuation Group, filed as exhibit 11.3 to the Form 1-A filed by the Company on July 11, 2019

†	Indicates a management contract or compensatory plan.
#	Incorporated by reference to the previous filing indicated.
^	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 30, 2024.

HIRO SYSTEMS PBC

By:	/s/ Alex Miller
Alex Miller
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alex Miller as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer of Hiro Systems PBC) to sign any or all amendments to this annual report on Form 1-K, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer	April 30, 2024
/s/ Alex Miller	(Principal Executive Officer)
Alex Miller
	Head of Finance and Accounting (Principal	April 30, 2024
/s/ Saurabh Pathak	Financial & Accounting Officer)
Saurabh Pathak

/s/ Muneeb Ali	Director	April 30, 2024
Muneeb Ali

/s/ Julia Austin	Director	April 30, 2024
Julia Austin